UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

Groundfloor Finance Inc.

Legal status of Issuer:

Form:

Corporation

Jurisdiction of Incorporation/Organization:

Georgia

Date of Organization:

July 28, 2014

Physical Address of Issuer:

1201 Peachtree St. NE, Suite 1104, Bldg 400, Atlanta, GA 30361

Website of Issuer:

https://www.groundfloor.com

Current Number of Employees:

99

	Most recent fiscal year-end (2024)	Prior fiscal year-end (2023)
Total Assets	$364,460,941	$336,542,473
Cash & Cash Equivalents	$2,096,160	$6,249,581
Accounts Receivable	$0	$0
Current Liabilities	$344,552,222	$297,978,347
Long-Term Liabilities	$22,277,177	$30,239,607
Revenues/Sales	$26,715,095	$20,372,237
Cost of Goods Sold*	$2,658,630	$2,527,040
Taxes Paid	$0	$0
Net Income/(Loss)	$(14,345,631)	$(4,524,750)

* Cost of Revenues

TABLE OF CONTENTS

FORM C-AR

Groundfloor Finance Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Groundfloor Finance Inc. ("**Groundfloor Finance,**" the "**Company**," "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the U.S. Securities and Exchange Commission ("**SEC**" or "**Commission**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission and annually post the report on its website at https://www.groundfloor.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, (2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, (4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 30, 2025.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide any information different from that contained in this Form C-AR. If anyone provides you with different or inconsistent information, you should not rely on it. Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein, including Exhibit A and Exhibit B, contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections regarding its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statements made in this Form C-AR, or any documents incorporated by reference herein or therein is accurate only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. Except as required by law, the Company undertakes no obligation to publicly update any forward-looking statements for any reason after the date of this Form C-AR, whether as a result of new information, future developments or otherwise, or to conform these statements to actual results or to changes in our expectations.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

The Company is not subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form C-AR to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

Groundfloor Finance Inc.
(Issuer)

By:/s/ Brian Dally
(Signature)

Brian Dally
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ Brian Dally
(Signature)

Brian Dally
(Name)

Director
(Title)

April 30, 2025
(Date)

/s/ Nick Bhargava
(Signature)

Nick Bhargava
(Name)

Director
(Title)

April 30, 2025
(Date)

/s/ Lucas Timberlake

(Signature)

Lucas Timberlake

(Name)

Director

(Title)

April 30, 2025

(Date)

/s/ Yair Goldfinger

(Signature)

Yair Goldfinger

(Name)

Director

(Title)

April 30, 2025

(Date)

/s/ Bruce Boehm

(Signature)

Bruce Boehm

(Name)

Director

(Title)

April 30, 2025

(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
April 30, 2025

Groundfloor Finance Inc.



SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in the Form C-AR and the Exhibits hereto. This summary may not contain all of the information that may be important to you. You should read the entire Form C-AR carefully, including this <u>Exhibit A</u> and <u>Exhibit B</u> therein.

The Company

Groundfloor Finance Inc. has developed an online investment platform designed to crowdsource financing for real estate development projects (the "Projects"). With this online investment platform (the "Platform"), public investors (the "Investors") are able to choose between multiple Projects, and real estate developers (the "Developers") of the Projects are able to obtain financing. Groundfloor's financing model replaces traditional sources of financing for Projects with the aggregation of capital from Investors using the internet.

The Company was originally organized as a North Carolina limited liability company under the name of Fomentum Labs LLC on January 28, 2013. Fomentum Labs LLC changed its name to Groundfloor LLC on April 26, 2013 and converted into a North Carolina corporation on July 26, 2013. In connection with this conversion, all equity interests in Groundfloor LLC were converted into shares of Groundfloor Inc.'s common stock. In August 2014, Groundfloor Inc. converted into a Georgia corporation and changed its name to Groundfloor Finance Inc.

The Company is headquartered in Georgia and is qualified to conduct business in all U.S. states. The Company sells its products through the internet throughout the United States.

The Company conducts its business through the following wholly-owned subsidiaries:

- Groundfloor Properties GA LLC, is a Georgia limited liability company formed on August 23, 2013, and was created for the purpose of financing real estate in Georgia;

- Groundfloor Real Estate 1 LLC, is a Georgia limited liability company formed on December 16, 2016, and was created for the purpose of financing real estate in any state;

- Groundfloor Real Estate 2, LLC, is a Georgia limited liability company formed on September 13, 2018, and was created for the purpose of financing real estate in any state;

- Groundfloor Real Estate 3 LLC, is a Georgia limited liability company formed on January 4, 2021, and was created for the purpose of financing real estate in any state;

- Groundfloor Yield LLC, is a Georgia limited liability company formed on April 10, 2020, and was created for the purpose of financing real estate in any state;

- Groundfloor Real Estate, LLC, is a Georgia limited liability company formed on August 5, 2014, and was created for the purpose of financing real estate in Georgia. This entity is currently inactive; and

- Groundfloor Holdings GA, LLC, is a Georgia limited liability company formed on February 27, 2014, and was created for the purpose of financing real estate in Georgia. This entity is currently inactive.

The Company, having sold securities pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2024. We have filed this report as of the filing date above, and the report may be found on the Company's website.

The Company's website is https://www.groundfloor.com. The information on the Company available on or through our website is not a part of this Form C-AR.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks, including, but not limited to, those noted herein.

Risks Related to the Company's Business and Industry

The amount of capital the Company has on hand may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure additional funds. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising the capital needed in the future as a result of, among other factors, our lack of revenue from sales, as well as the inherent business risks associated with the Company and present and future market conditions. Additionally, our future sources of revenue may not be sufficient to meet our future capital requirements. As such, we may require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on other companies to provide services for our products.

We depend on third party vendors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if vendors do not provide the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate certain services do not perform to our, and our customers', expectations. Our vendors may also be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two vendors for a particular service.

We rely on various intellectual property rights in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of its board of directors, executive officers and key personnel.

We are dependent on our board of directors, executive officers and key personnel. These individuals may not devote their full time and attention to the matters of the Company. The loss of all or any of our board of directors, executive officers and key personnel could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management and other personnel to develop additional expertise. We face intense competition for personnel, making recruitment time-consuming and expensive. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us, which could further delay or disrupt our product development and growth plans.

We need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.

To succeed in our intensely competitive industry, we must continually improve, refresh and expand our product and service offerings to include newer features, functionality or solutions, and keep pace with changes in the industry. Shortened product life cycles due to changing customer demands and competitive pressures may impact the pace at which we must introduce new products or implement new functions or solutions. In addition, bringing new products or solutions to the market entails a costly and lengthy process, and requires us to accurately anticipate changing customer needs and trends. We must continue to respond to changing market demands and trends or our business operations may be adversely affected.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance, and our ability to generate meaningful additional revenues from our products.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

We face various risks as an e-commerce retailer.

We operate a business that sells directly to consumers via e-commerce. This may require additional investments to sustain or grow our e-commerce business, including increased capital requirements. Additionally, there are business risks we face related to operating our e-commerce business which include our inability to keep pace with rapid technological change, failure in our security procedures or operational controls, failure or inadequacy in our systems or labor resource levels to effectively process customer orders in a timely manner, government regulation and legal uncertainties with respect to e-commerce, and the collection of sales or other taxes by one or more states or foreign jurisdictions. If any of these risks materialize, they could have an adverse effect on our business. In addition, we may face increased competition in the future from internet retailers who enter the market. Our failure to positively differentiate our product offerings or customer experience from these new competitors could have a material adverse effect on our business, financial condition and results of operations.

If we are unsuccessful in adding users of our platform, or if our clients decrease their level of engagement, our revenue, financial results, and business may be significantly harmed.

We offer an online investment platform designed to crowdsource financing for real estate development projects. The amount of users of our platform and our client's level of engagement will be critical to our success. Our financial performance will be significantly determined by our success in adding, retaining, and engaging active users of our platform and the products offered. If clients do not perceive our platform or products offered thereunder to be useful, reliable, and trustworthy, we may not be able to attract or retain users or otherwise maintain or increase the frequency and duration of their engagement. There is no guarantee that we will not experience an erosion of our active client base or engagement levels in the future.

Real estate projects involve considerable risk, which may affect the Borrower's ability to make payments under its loan and our ability to collect loan payments on a timely basis.

Real estate development projects are inherently risky, and the risks they involve may affect the Borrower's ability to make payments under its Loan. The risks involved in real estate development projects include the following:

- changes in the general economic climate and market conditions;
- complications involving the renovation or redevelopment of the real estate property connected to a project;
- limited availability of mortgage funds or fluctuations in interest rates which may render the sale and refinancing of the real estate property corresponding to a project difficult;
- unanticipated increases in real estate taxes and other operating expenses;
- environmental considerations;
- zoning laws and other governmental rules and policies; and
- uninsured losses including possible acts of terrorism or natural disasters.

The risks associated with a particular investment will also vary depending on the type of loan being financed and the terms negotiated with borrowers. For example:

- With loans involving renovations, project completion may be delayed because the necessary renovations may be more extensive than first anticipated; as work progresses, more of the structure is opened up which may reveal previously unknowable defects or problems.
- With new construction loans, a fundamental default early in the term could be more detrimental to recovery, since it would leave us with a lien (on land and an incomplete structure) that could be worth less than the amount needed to provide a return to investors.
- Where acquisition (either of land or of an existing structure) is part of use of proceeds, the acquisition may fall through, causing the Loan to be abandoned before closing or to be paid off early, as no principal is drawn down after closing. In addition, the purchase price of the property may increase at the time of acquisition, decreasing the remaining funds available from our loan which could impact the borrower's ability to complete the associated renovations or construction as contemplated.
- Permitting delays could impede a borrower's ability to timely repay loans involving renovations or construction.
- Borrowers may use part of the loan proceeds to repay an existing loan used to acquire the property. There may be delays in the original lender releasing the property from any security interest related to the earlier loan in order for us to assume the first lien position after closing the loan transaction.
- Borrowers may use part of the loan proceeds to offset the amount of cash or equity they otherwise would have in the project. This type of cash out refinancing may be involved in various types of loans we originate.
- Borrowers may be advanced all or part of the loan proceeds before the corresponding LROs are sold. In this case, the Borrower may begin work on a project immediately and by the time the corresponding LROs are sold, substantial work may have been completed. This would effectively reduce the amount of time the LROs may be held, as the borrower is now closer to their proposed exit than when LROs were first offered and therefore may be able to prepay the loan.

There can be any number of issues with the title to a property.

Although we confirm our senior lien position on properties by conducting a title search and obtaining title insurance, challenges to the enforceability of our senior position or title defects may nevertheless arise. Such defects could also result in a determination that we do not have an enforceable lien on the property. Resolution of these matters could delay our ability to foreclose on the property or pursue other collection remedies against the borrower.

We will issue a commercial loan to a borrower to fund a project.

The borrower owns and controls the project and is responsible for various management functions that are essential to the success of the project. The principal(s) of that borrowing entity control and operate it. Poor management on the part of the borrower, or its principals, could adversely affect the financial performance of the project or expose the project to unanticipated operating risks, which could reduce the project cash flow and adversely affect the borrowers ability to repay the loan.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We may face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulations are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

Changes in federal, state or local laws and government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. New laws and regulations may impose new and significant disclosure obligations and other operational, marketing and compliance-related obligations and requirements, which may lead to additional costs, risks of non-compliance, and diversion of our management's time and attention from strategic initiatives. Additionally, federal, state and local legislators or regulators may change current laws or regulations which could adversely impact our business. Further, court actions or regulatory proceedings could also change our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or the imposition of new requirements or limitations could have an adverse impact on our business.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease-and-desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we may incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Changes in employment laws or regulations could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care A union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government- imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Global crises and geopolitical events, including without limitation, COVID-19 can have a significant effect on our business operations and revenue projections.

A significant outbreak of contagious diseases, such as COVID-19, in the human population could result in a widespread health crisis. Additionally, geopolitical events, such as wars or conflicts, could result in global disruptions to supplies, political uncertainty and displacement. Each of these crises could adversely affect the economies and financial markets of many countries, including the United States where we principally operate, resulting in an economic downturn that could reduce the demand for our products and services and impair our business prospects, including as a result of being unable to raise additional capital on acceptable terms, if at all.

BUSINESS

Description of the Business

Groundfloor Finance Inc. has developed an online investment platform designed to crowdsource financing for real estate development projects (the "Projects"). With this online investment platform (the "Platform"), public investors (the "Investors") are able to choose between multiple Projects, and real estate developers (the "Developers") of the Projects are able to obtain financing. Groundfloor's financing model replaces traditional sources of financing for Projects with the aggregation of capital from Investors using the internet.

Business Plan

With Groundfloor, investors may invest in fractional real estate starting with just $10. Funds are automatically and instantly invested across all available loans and all are backed by real estate. This model minimizes risk and optimizes investing strategy for a diversified investment approach.

The Company plans to significantly expand its business by increasing sales and marketing and investing in technology and product development. Any capital we raise in the future will empower us to expand our product development, increase sales and marketing efforts and grow out our business development and infrastructure as we continue to aggressively grow and expand our business.

The Company's Products and/or Services

Product / Service	Description	Current Market
Limited Recourse Obligations (LROs)	Fractionalized payment-dependent investments backed by short-term notes issued to real estate developers, qualified for public sale under Reg A.	Over 250,000 registered users residing primarily in the U.S. who invest as little as $10 in real estate investments.
Groundfloor Notes	Non-payment-dependent investments offered on the platform offering fixed terms and monthly interest payments, qualified for public sale under Reg A.	Over 250,000 registered users residing primarily in the U.S. who invest as little as $10 in real estate investments.

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors.

We compete with other online and mobile investment platforms, especially in the real estate space, including Fundrise, Yieldstreet, Arrived Homes, Landa, and Upright.

We also compete with other lenders in the fix-and-flip and new construction space, including Lima One, Kiavi, Genesis, Upright and others.

Customer Base

Over 250,000 registered users residing primarily in the U.S. who invest as little as $10 in real estate investments offered on the Groundfloor platform.

Supply Chain

Although the Company is dependent upon certain third party vendors, the Issuer has access to alternate service providers in the event its current third-party vendors are unable to provide services or any issues arise with its current vendors where a change is required to be made. The Company does not believe the loss of a current third-party vendor or service provider would cause a major disruption to its business, although it could cause short-term limitations or disruptions.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
98015056	"GROUNDFLOOR"	Standard Character Mark and Service Mark	May 26, 2023	Pending	USA
7426140	"G with Logo"	Standard Character Mark and Service Mark	May 26, 2023	June 25, 2024	USA
7446530	"STAIRS"	Standard Character Mark and Service Mark	May 26, 2023	July 16, 2024	USA
7446531	"S with Logo"	Standard Character Mark and Service Mark	May 26, 2023	July 16, 2024	USA
98015062	"SAVESTING"	Standard Character Mark and Service Mark	May 26, 2023	Pending	USA

All other intellectual property is in the form of trade secrets, business methods and know-how and is protected through intellectual assignment and confidentiality agreements with Company employees, advisors and consultants.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS AND KEY PERSONS

The directors, officers, managers and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Brian Dally	Co-Founder, Chief Executive Officer and Director	Co-Founder, CEO and Director of Groundfloor Finance Inc., 2013-Present Responsible for strategy and general CEO responsibilities.	University of Virginia, B.A. Political & Social Thought, 1993 Harvard Business School, MBA/JD, 1999
Nick Bhargava	Co-Founder, Executive Vice President for Regulatory Affairs and Director	Co-Founder, Executive Vice President for Regulatory Affairs and Director of Groundfloor Finance Inc., 2013-Present Responsible for legal and regulatory matters.	University of Alberta, B.S. Biological Sciences, 2006 American University, J.D., 2011 Duke University, LLM, 2012
Benjamin Sutton	Senior Vice President for Finance & Strategy	Senior Vice President for Finance & Strategy for Groundfloor Finance Inc., 2017-Present Responsible for financial matters.	University of Florida, B.S. Accounting, 2009 University of North Florida, M.S. Accounting, 2011
Adam Gaeddert	Chief of Staff	Chief of Staff for Groundfloor Finance Inc., 2023-Present Responsible for special projects. Finance Director for Groundfloor Finance Inc., 2021-2023 Responsible for financial planning and analysis.	Bethel College (KS), B.A. English, 2007 North Carolina State University, M.S. Accounting, 2013
Patrick Donoghue	VP of Market Risk	VP of Market Risk for Groundfloor Finance Inc., 2021-Present Responsible for monitoring and reporting on market risk exposure.	PennWest Edinboro, B.A. Psychology, 1996

Randy Conley	VP of Engineering	VP of Engineering for Groundfloor Finance Inc., 2022-Present Responsible for leadership of engineering function. Director of Engineering for Cardyltics LLC, 2014 – 2022 Responsible for integration and software development.	Auburn University, B.S. Management Information Systems, 2005
Jeff Seal	VP of Sales	VP of Sales at Groundfloor Finance Inc., 2020-Present Responsible for loan originations.	Oklahoma State University, B.S. Business & Management
Reid Schermer	VP of Real Estate	VP of Real Estate for Groundfloor Finance Inc., 2021-Present Responsible for loan underwriting and asset management.	Florida State University, B.S. 2021
Lucas Timberlake	Director	Director for Groundfloor Finance Inc., 2019-Present Responsible for Board oversight. Partner, Fintech Venture Funds, 2015-Present Responsible for founder and general partner responsibilities.	Columbia College of Columbia University, B.A. Economics & Political Science
Yair Goldfinger	Director	Director for Groundfloor Finance Inc., 2022-Present Responsible for Board oversight. Co-Founder & CEO, AppCard Responsible for strategy and general CEO responsibilities.	Tel Aviv University, B.Sc. Math & Computer Science
Bruce Boehm	Director (independent)	Independent Director for Groundfloor Finance Inc., 2014-Present Responsible for Board oversight. Retired	Massachusetts Institute of Technology, B.S. 1975 Stanford University, MBA, M.S., 1982

Biographical Information

Brian Dally (49) is a Co-founder of the Company, has served on our Board of Directors and as our President and Chief Executive Officer since the Company's inception. Prior to forming the Issuer, he served as the Chief Instigator of Fomentum Consulting, LLC beginning in September 2012, responsible for consulting for technology companies in the area of marketing, customer acquisition, and product development. As the Senior Vice President and General Manager of Republic Wireless, a division of Bandwidth.com, from January 2010 to September 2012, Mr. Dally led the successful formation and launch of the company's mobile division, including managing over 60 individuals and achieving a $60 million revenue run-rate before the end of the first year of operation. From May 2008 to January 2009, Mr. Dally served as the Principal at Peripatetic Ventures Corp., a management consulting firm for high-growth technology company clients, where he assisted clients to develop partnerships to execute new product strategies and cultivate potential customer relationships in addition to conducting buyer needs research, analyzing competition, and crafting positioning and messaging. Mr. Dally has also held officer-level positions with Cecure Gaming LTD, a consumer poker and casino games service for mobile phones, and Motricity Inc., a mobile platform for entertainment and applications. Mr. Dally received a JD from Harvard Law School in June 1999, an MBA from Harvard Business School in 1999, and a BA in Political & Social Thought from the University of Virginia in 1993.

Nick Bhargava (36) is a Co-founder of the Company, has served on our Board of Directors and as its Secretary since our inception. Mr. Bhargava was also named Executive Vice President, Legal and Regulatory in July 2014. Mr. Bhargava completed a Practicum with SciQuest Inc. from January 2012 to May 2012 where he was responsible for reviewing and editing the company's federal securities filings and sales contracts. Previous to that, he served as a Regulatory Analyst for the Financial Services Roundtable from May 2011 to August 2011, where he reviewed and analyzed legislation and regulation, particularly the Dodd-Frank Wall Street Reform and Consumer Protection Act rulemakings. From May 2010 to August 2010, Mr. Bhargava served as an Honors Intern in Trading and Markets with the SEC, at which he was tasked with researching and analyzing the May 6, 2010 Flash Crash in addition to reviewing proposed rules, comments on proposed rules and SRO filings. As an Enforcement Intern with the Financial Industry Regulatory Authority from May 2009 to August 2009, Mr. Bhargava was responsible for developing enforcement actions against broker-dealers. Prior to these positions, Mr. Bhargava worked as a Trader for TD Waterhouse Inc. from September 2006 to February 2008 and had responsibility for taking and executing trade orders for equities and equity options for high value accounts. Mr. Bhargava received his LLM from Duke University School of Law in 2012, a JD from American University in 2011, and a BS in Biological Sciences and Business from University of Alberta in 2006.

Ben Sutton (36) is Senior Vice President Finance and previously served in various finance and operation roles with the Company since February 2017. Prior to this, Mr. Sutton served as Senior Financial Reporting Analyst for GMS Inc. from December 2014 to February 2017, where he worked in the financial reporting group during the Company's initial public offering. Previously serving as a Senior Associate for KPMG, an international accounting firm, from August 2011 until November 2014. Mr. Sutton received a M.S. in Accounting from the University of North Florida in 2011, B.S. in Accounting from the University of Florida in 2009 and is a Certified Public Accountant in the state of Georgia.

Adam Gaeddert (39) is the Chief of Staff and previously served in finance and accounting roles with the Company since December 2019. Previously Mr. Gaeddert served as Manager within the Valuation & Business Analytics practice at BDO LLP from January 2019 to November 2019, and prior to that, as a Manager within the Corporate Value Consulting practice and Senior Associate within the Audit service line at Grant Thornton LLP, an international accounting firm, from August 2013 to December 2018. Mr. Gaeddert received a M.S. in Accounting from North Carolina State University at Raleigh in 2013 and a B.A. in English from Bethel College in North Newton, Kansas. He is a Certified Public Accountant in the state of Georgia.

Patrick Donoghue (50) is the Vice President of Market Risk at the Company, where he has been a vital team member since January 2016. With nearly two decades of experience in the private lending and mortgage industries, Mr. Donoghue has held key roles such as Senior Associate at RevitaLending, where he optimized capital market structures, and VP of Wholesale Operations at ACC Mortgage, managing private money loan transactions. At the Issuer, he has also served as Director of Lending Operations, refining lending policies and overseeing underwriting. He began his career at the U.S. Senate Federal Credit Union. Mr. Donoghue holds a B.A. in Psychology from Edinboro University of Pennsylvania.

Randy Conley (41) is the Vice President of Engineering for the Company where he has led the Engineering since February 2022. Previously, Mr. Conley served as Director of Engineering specializing in integration and software development with Bank Partners at Cardlytics, LLC from April 2014 to February 2022, and prior to that, as Senior

Consultant at CGI in the Telecommunications, Entertainment, and Public sectors from June 2005 to April 2014. Mr. Conley holds a B. S. in Management Information Systems from Auburn University earned in 2005.

Jeff Seal (46) is Vice President of Originations for the Company and previously served over the sales and operations teams as Vice President of Business Development with Revolver Finance since October 2017. Previously Mr. Seal served as Director of Account Management within the origination department for the Issuer where he supported the sales team function from April 2017 to October 2017, and prior to that, as an Account Executive for Liberty Finance Solutions, a newly formed hard money lending wing of Ocwen Financial Corp from June of 2016 through June 2017. Previous to this he held the position of Director of Business Development with Jordan Capital Finance from February 2015 to May 2016 where his career specific in hard money began. Prior to his experience in the lending space Mr. Seal devoted 10 years to the default servicing side of real estate with a primary focus on real estate auction services. Mr. Seal holds a B.S. in Business & Management from Oklahoma State University.

Reid Schermer (46) is Vice President of Real Estate, a role he has served in with the Company since 2021. Mr. Schermer's background includes more than 20 years of real estate operations and project management experience in the commercial and residential real estate industry. During his career, he has held roles at First Service Residential, where in his capacity as Vice President for Georgia, oversaw property management Operations for tens of thousands of residents and over 450 employees. Prior to that at Birdsey Property Solutions, he served as managing director of operations for Field Services. His earlier work at Altisource Solutions required him to oversee the field operations teams as well as provide oversight and direction for the property preservation of over 25,000 properties. During his time with Pulte Homes, he managed the development of numerous large-scale residential communities throughout Florida. Mr. Schermer holds a B.S. degree from The Florida State University.

Lucas Timberlake (33) has served on our Board of Directors since November 2019. Mr. Timberlake has over 10 years of financial services experience in a variety of capacities, including venture capital, private equity, and investment banking. Currently, Mr. Timberlake is a Partner with Fintech Ventures Fund, a financial technology-focused investment firm, since 2015. Since assuming his current role, Mr. Timberlake has held several board director positions with technology-enabled lending companies in the small business and real estate lending sectors, and currently serves on the board of directors for IOU Financial. Previously, Mr. Timberlake was part of the investment team with Antarctica Capital, an international private equity firm focusing on real assets and insurance opportunities. Mr. Timberlake began his career as an investment banking analyst with Bank of America Merrill Lynch. Mr. Timberlake holds a Bachelor of Arts in Economics and Political Science from Columbia College of Columbia University.

Yair Goldfinger (50) has served on the Board of Directors at the Company since 2022. He is a Co-Founder of AppCard and serves as its Chief Executive Officer. He serves as Board Member at Undoit Medical. He is a serial entrepreneur and active angel investor. At 26, he co-founded ICQ, the world's first Internet-wide instant messaging service, which was acquired by AOL (NYSE:AOL). In 2001, Yair co-founded Dotomi, an online advertising technology company that focuses on creating personal, relevant, and timely one-to-one messaging between marketers and their customers. Dotomi was acquired by ValueClick (NASDAK:VCLK). Yair holds a B.Sc. in math and computer science from Tel-Aviv University and holds several patents in the field of instant messaging. In 2005, he received the Wharton Infosys Business Transformation Award, and in 2009, he was chosen by the World Economic Forum as a Young Global Leader. He also served as Board Member at Silent Communication.

Bruce Boehm (67) has served on our Board of Directors since December 2014. Mr. Boehm is an active angel investor in the Raleigh-Durham area and advisor to several specialty investment funds. During his career, he has been a director for more than 35 publicly and privately held companies. From 1992 to 1996, he created and directed the Masters of Engineering Management Project at the University of Canterbury in Christchurch, New Zealand. Prior to 1992, he was a General Partner of U.S. Venture Partners in Menlo Park, California, with responsibility for a portfolio of approximately 20 healthcare and technology investments. Prior to 1982, he was employed by several Silicon Valley and Route 128 companies as an engineer and project manager. Mr. Boehm received a BS from MIT in 1975 and a MS and MBA from Stanford University in 1982. Mr. Boehm qualifies as an independent director under the NASAA Statement of Policy Regarding Corporate Securities Definitions.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Georgia law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company has 99 employees. The Company also utilizes independent contractors and advisors.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 50,000,000 shares consisting of: (i) 30,000,000 shares of common stock, no par value per share (the "**Common Stock**"), and (ii) 20,000,000 shares of preferred stock, no par value per share (the "**Preferred Stock**"), of which (a) 568,796 shares of Preferred Stock shall be designated as Series Seed Preferred Stock (the "**Series Seed Preferred Stock**"), (b) 747,373 shares of Preferred Stock shall be designated as Series A Preferred Stock (the "**Series A Preferred Stock**"), (c) 441,940 shares of Preferred Stock shall be designated as Series B Preferred Stock (the "**Series B Preferred Stock**"), (d) 243,348 shares of Preferred Stock shall be designated as Series B-2 Preferred Stock (the "**Series B-2 Preferred Stock**"), and (e) 230,000 shares of Preferred Stock shall be designated as Series B-3 Preferred Stock (the "**Series B-3 Preferred Stock**"). Additionally, the Issuer has established the Groundfloor Finance Inc. 2013 Stock Option Plan (the "**2013 Stock Option Plan**") for which 950,000 shares of Common Stock are authorized for issuance thereunder. In April 2024, the Company also established the Groundfloor Finance Inc. 2024 Stock Option Plan (the "**2024 Stock Option Plan**") for which 638,584 shares of Common Stock are authorized for issuance thereunder, of which 208,533 authorized but unissued shares from the 2013 Stock Option Plan were transferred to the 2024 Stock Option Plan and reduced the shares available for issuance under the 2013 Stock Option Plan by the same amount.

As of the date of this Form C-AR, (i) 2,696,767 shares of Common Stock, (ii) 554,038 shares of Series Seed Preferred Stock, (iii) 747,373 shares of Series A Preferred Stock, (iv) 441,940 shares of Series B Preferred Stock, (v) 189,270 shares of Series B-2 Preferred Stock and (vi) 92,420 shares of Series B-3 Preferred Stock are issued and outstanding. Additionally, the Company has 697,610 options to purchase Common Stock issued and outstanding and an additional 6,544 options available for issuance under the 2013 Stock Option Plan. The Company also has 43,958 options to purchase Common Stock issued and outstanding and an additional 594,626 options available for issuance under the 2024 Stock Option Plan.

Outstanding Capital Stock

As of the date of this Form C-AR, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	2,696,767*
Par Value Per Share	No Par Value
Voting Rights	1 vote per share (except for matters relating to the terms of the Preferred Stock)
Anti-Dilution Rights	None
Other Rights	1. Right to elect two (2) directors to the Board of Directors; and 2. Right to elect, with the Series B Preferred Stock, one (1) director to the Board of Directors.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Common Stock which may dilute the Security.

*Includes 258,720 shares which are subject to vesting conditions and are not yet deemed issued and outstanding, and approximately 44,426 shares issued in 2024 as a result of option exercises and/or conversions of Convertible Notes.

Type	Series Seed Preferred Stock
Amount Outstanding	554,038
Par Value Per Share	No Par Value
Voting Rights	1 vote per share
Anti-Dilution Rights	None
Other Rights	(a) Original Issue Price of $5.205 per share, subject to adjustment; (b) Right to receive dividends after the Series B-2 Preferred Stock, Series A Preferred Stock and Series B Stock based on a defined formula; (c) Liquidation Preference over Series B-3 Preferred Stock and Common Stock, but junior to Series B-2 Preferred Stock, Series B Preferred Stock and Series A Preferred Stock, equal to greater of then current Original Issue Price, plus any dividends declared but unpaid, or such amount per share as would have been payable had all shares converted into Common Stock; (d) Protective provisions so long as Series Seed Preferred Stock are outstanding. (e) Right to convert into Common Stock at any time at Original Issue Price, subject to adjustment; and (f) Automatic conversion into Common Stock upon $20 million in gross proceeds raised by the Issuer in a public offering or the consent of a majority of the Series Seed Preferred Stock.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Series Seed Preferred Stock which may dilute the Security.

Type	Series A Preferred Stock
Amount Outstanding	747,373
Par Value Per Share	No Par Value
Voting Rights	1 vote per share
Anti-Dilution Rights	None
Other Rights	(a) Right to elect one (1) director to the Board of Directors; (b) Original Issue Price of $6.69 per share, subject to adjustment; (c) Right to receive dividends after the Series B-2 Preferred Stock on a pro rata and pari passu basis with the Series B Preferred Stock based on a defined formula; (d) Liquidation Preference over Series Seed Preferred Stock, Series B-3 Preferred Stock and Common Stock, but junior to Series B-2 Preferred Stock and Series B Preferred Stock, equal to greater of then current Original Issue Price, plus any dividends declared but unpaid, or such amount per share as would have been payable had all shares converted into Common Stock; (e) Protective provisions so long as Series A Preferred Stock are outstanding; (f) Right to convert into Common Stock at any time at Original Issue Price, subject to adjustment; and (g) Automatic conversion into Common Stock upon $20 million in gross proceeds raised by the Issuer in a public offering or the consent of a majority of the Series A Preferred Stock.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Series A Preferred Stock which may dilute the Security.

Type	Series B Preferred Stock
Amount Outstanding	441,940
Par Value Per Share	No Par Value
Voting Rights	1 vote per share
Anti-Dilution Rights	None
Other Rights	(a) Right to elect one (1) director to the Board of Directors voting with the Common Stock; (b) Original Issue Price of $30.82 per share, subject to adjustment; (c) Right to receive dividends after the Series B-2 Preferred Stock on a pro rata and pari passu basis with the Series A Preferred Stock based on a defined formula; (d) Liquidation Preference over all other classes of Preferred Stock and Common Stock, except Series B-2 Preferred Stock, equal to greater of then current Original Issue Price, plus any dividends declared but unpaid, or such amount per share as would have been payable had all shares converted into Common Stock; (e) Protective provisions so long as Series B Preferred Stock are outstanding; (f) Right to convert into Common Stock at any time at Original Issue Price, subject to adjustment; and (g) Automatic conversion into Common Stock upon $20 million in gross proceeds raised by the Issuer in a public offering or the consent of a majority of the Series B Preferred Stock.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Series B Preferred Stock which may dilute the Security.

Type	Series B-2 Preferred Stock
Amount Outstanding	189,270
Par Value Per Share	No Par Value
Voting Rights	1 vote per share
Anti-Dilution Rights	None
Other Rights	(a) Right to elect one (1) director to the Board of Directors; (b) Original Issue Price of $30.82 per share, subject to adjustment; (c) Right to receive dividends on priority basis over the Common Stock and all other Preferred Stock based on defined formula; (d) Liquidation Preference over all other classes of Preferred Stock and Common Stock equal to greater of then current Original Issue Price, plus any dividends declared but unpaid, or such amount per share as would have been payable had all shares converted into Common Stock; (e) Protective provisions so long as Series B-2 Preferred Stock are outstanding; (f) Right to convert into Common Stock at any time at Original Issue Price, subject to adjustment; and (g) Automatic conversion into Common Stock upon $20 million in gross proceeds raised by the Issuer in a public offering or the consent of a majority of the Series B-2 Preferred Stock.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Series B-2 Preferred Stock which may dilute the Security.

Type	Series B-3 Preferred Stock
Amount Outstanding	92,420
Par Value Per Share	No Par Value
Voting Rights	1 vote per share
Anti-Dilution Rights	None
Other Rights	(a) Original Issue Price of $43.90 per share, subject to adjustment; (b) Right to receive dividends on a pro rata and pari passu basis with the Common Stock at the same amount; (c) Liquidation Preference junior to all other Preferred Stock and on a pro-rata and pari passu basis with Common Stock; and (d) Right to convert into Common Stock at any time at Original Issue Price, subject to adjustment.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional shares of Series B-3 Preferred Stock which may dilute the Security.

Outstanding Options, SAFEs, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following additional securities outstanding:

Type	Option to Purchase Common Stock under the 2013 Stock Option Plan
Shares Issuable Upon Exercise	697,610
Voting Rights	The holders of Options to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Options to purchase Common Stock which may dilute the Security.

Type	Option to Purchase Common Stock under the 2024 Stock Option Plan
Shares Issuable Upon Exercise	43,958
Voting Rights	The holders of Options to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Option, upon exercise, grants the holder of such Option, the right to purchase shares of Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Options to purchase Common Stock which may dilute the Security.

Type	Warrant to Purchase Common Stock
Shares Issuable Upon Exercise	62,324
Voting Rights	The holders of Warrants to purchase Common Stock are not entitled to vote.
Anti-Dilution Rights	None
Material Terms	Each Warrant, upon exercise, grants the holder of such Warrant, the right to purchase shares of Common Stock at a pre-determined price.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Warrants to purchase Common Stock which may dilute the Security.

Type of security	2023 Convertible Subordinated Notes
Principal Amount Outstanding	$7,631,595
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	1. Balloon payment of principal and interest at maturity; 2. Upon the Issuer raising gross proceeds of at least $20,000,000 in a preferred stock financing prior to the Maturity Date, the holder may convert outstanding principal and accrued interest into the same issued preferred stock at a price equal to 90% of the offering price; 3. Convertible at any time to Common Stock at 10% discount from prevailing market value; and 4. Maturity Date of August 24, 2025 or upon a change of control.
Interest Rate	12.5%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Convertible Notes which may dilute the Security.

Type of security	2023 Mezzanine Subordinated Convertible Notes
Principal Amount Outstanding	$2,052,728
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	1. Quarterly amortizing payments of interest through maturity date*; and 2. Upon the Issuer raising gross proceeds of at least $20,000,000 in a preferred stock financing prior to the Maturity Date, the holder may convert outstanding principal and accrued interest into the same issued preferred stock at a price equal to 90% of the offering price; 3. Convertible at any time to Common Stock at 10% discount from prevailing market value; and 4. Maturity Date of October 1, 2028 or upon a change of control.
Interest Rate	10.5%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Convertible Notes which may dilute the Security.

*The Issuer has made quarterly amortizing payments on April 1, 2024,July 1, 2024, October 1, 2024, January 1, 2025 and April 1 2025, respectively.

Type of security	2025 Subordinated Convertible Notes
Principal Amount Outstanding	$5,004,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	1. Monthly interest only payments; and 2. Upon the Issuer raising gross proceeds of at least $20,000,000 in a preferred stock financing prior to the Maturity Date, the holder may convert outstanding principal and accrued interest into the same issued preferred stock at a price equal to 90% of the offering price; 3. Convertible at any time to Common Stock at 10% discount from prevailing market value; and 4. Maturity Date of July 31, 2026 or upon a change of control.
Interest Rate	11.5%
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Issuer may issue additional Convertible Notes which may dilute the Security.

Outstanding Debt

As of the date of this Form C-AR, the Issuer has the following debt outstanding:

Type	Groundfloor Promissory Notes*
Principal Amount Outstanding	$117,120,730
Interest Rate and Amortization Schedule	Range from 5.75% to 10.75%
Description of Collateral	Secured by the loan assets of Groundfloor Real Estate 2 LLC
Maturity Date	Maturity dates ranging from 1 to 24 months from issuance

* Investors directly invest in loans held by the Company. Proceeds used for the purpose of the Company to originate, buy and service loans for the purpose of building, buying or rehabilitating single family and multi-family structures, or buying land, for commercial purposes. These notes are issued and secured by the assets of Groundfloor Real Estate 2 LLC.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued/Holders	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Series B-2 Preferred Stock	$5,833,262	189,270	Technology & Product Development and Sales and Marketing	February 28, 2022	Section 4(a)(2)
Series B-3 Preferred Stock	$2,294,402	52,265	Technology & Product Development and Sales and Marketing	November 18, 2022	Reg CF
Series B-3 Preferred Stock	$4,570	104	Technology & Product Development and Sales and Marketing	January 31, 2023	Section 4(a)(2)
Series B-3 Preferred Stock	$708,998	15,413	Technology & Product Development and Sales and Marketing	March 15, 2024; March 31, 2024	Section 4(a)(2)
2023 Subordinated Convertible Notes	$9,929,569	151	Technology & Product Development and Sales and Marketing	From August 2023 to December 2023	Section 4(a)(2)
2023 Mezzanine Subordinated Convertible Notes	$2,297,974	61	Technology & Product Development and Sales and Marketing	From August 2023 to December 2023	Section 4(a)(2)
Common Stock	$2,820,131	79,048	Technology & Product Development and Sales and Marketing	March 31, 2022; March 31, 2023	Section 4(a)(2)
2021 Convertible Notes	$5,000,000	*	Technology & Product Development and Sales and Marketing	December 31, 2021	Section 4(a)(2)

Option to Purchase Common Stock under 2013 Plan	$0	**	N/A	Various dates through June 30, 2023	Rule 701
Option to Purchase Common Stock under 2024 Plan	$0	43,958	N/A	March 8, 2024; April 12, 2024	Rule 701
Series B-3 Preferred Stock	$1,147,404***	22,718	Technology & Product Development and Sales and Marketing	October 31, 2024	Reg CF
2025 Convertible Notes	$5,004,000	58	Technology & Product Development and Sales and Marketing	January 31, 2025	Section 4(a)(2)

*Of this amount, $1,441,500 in principal plus accrued interest was subsequently converted into 54,271 shares of Common Stock of the Issuer. The remaining principal amount of $3,558,500 plus accrued but unpaid interest was repaid in August 2023.

**Currently, 697,610 options remain outstanding.

***Excludes $11,474 in Series B-3 Preferred Stock (229 shares) issued to the Intermediary as a commission.

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
NONE		

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and in the financial statements attached hereto as <u>Exhibit B</u>**, in addition to the following information.**

Cash and Cash Equivalents

As of March 31, 2025, the Company had an aggregate of $4,822,379 in cash and cash equivalents, leaving the Company with approximately 9 months of runway. Runway is calculated by dividing cash-on-hand by average monthly net loss (if any).

Liquidity and Capital Resources

In October 2024, the Company completed an offering of Series B-3 Preferred Stock pursuant to Regulation CF and raised $1,135,930 (excluding $11,474 in Series B-3 Preferred Stock issued to the Intermediary as a commission).

The Company has historically been capitalized by raising capital through securities offerings. The Company plans to continue to try to raise additional capital through crowdfunding offerings, equity issuances, or any other method available to the Company.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no valuation to the Company; the Securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. Please see the financial statements attached as <u>Exhibit B</u>.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

(a) <u>Moma Walnut, LLC</u>: In June 2019, the Company extended a fully collateralized loan to Moma Walnut, LLC, an entity that is owned and operated by a former director of the Company. The loan has a principal amount of $400,000, bears interest at a stated rate of 5% per annum, and was initially due within 30 days. Terms were subsequently modified in August 2019 to increase the interest rate to 13% per annum and extend the maturity date to August 11, 2020. In September 2020, the terms were again amended to retroactively change the interest rate to 10% per annum and to require monthly interest payments. As of the date of this Form C-AR, the outstanding amount of this loan, including accrued interest, is $303,333.

EXHIBIT B
FINANCIALS (AUDITED)
(EXHIBIT B TO FORM C-AR)
April 30, 2025

Groundfloor Finance Inc.



GROUNDFLOOR FINANCE INC.

Consolidated Financial Statements

**As of December 31, 2024 and 2023, and
For the years ended December 31, 2024 and 2023**

GROUNDFLOOR FINANCE INC.

Table of Contents


Your Guide Forward

Report of Independent Auditor

To the Board of Directors
Groundfloor Finance Inc. and Subsidiaries
Atlanta, Georgia

Opinion

We have audited the accompanying consolidated financial statements of Groundfloor Finance Inc. and Subsidiaries (the "Company"), which comprise the consolidated balance sheets as of December 31, 2024 and 2023, and the related consolidated statements of operations, stockholders' (deficit) equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the *Auditor's Responsibilities for the Audit of the Consolidated Financial Statements* section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred losses and negative cash flows from operations since its inception, resulting in substantial doubt about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding this matter are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and, therefore, is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Cherry Bekaert LLP

Atlanta, Georgia March 28, 2025

GROUNDFLOOR FINANCE INC.

Consolidated Balance Sheets

	December 31,	
	2024	2023
Assets		
Current assets:		
Cash [(1)]	$ 2,096,160	$ 6,249,581
Restricted cash	54,220,669	17,925,321
Loans to developers [(1)]	224,596,705	264,875,442
Allowance for loans to developers [(1)]	(4,781,901)	(5,086,957)
Interest receivable on loans to developers [(1)]	24,259,682	27,608,139
Other real estate owned	20,328,188	11,218,141
Credit facility receivable	9,386,484	-
Other current assets	11,721,442	3,581,552
Total current assets	341,827,429	326,371,219
Investments in debt securities	9,867,160	-
Property, equipment, software, website, and intangible assets, net	3,521,681	3,456,826
Other assets	9,244,671	6,714,428
Total assets	$ 364,460,941	$ 336,542,473
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable and accrued expenses [(1)]	$ 7,515,188	$ 5,545,907
Limited recourse obligations	160,742,560	169,174,236
Allowance for limited recourse obligations	(9,204,695)	(8,808,334)
Accrued interest on limited recourse obligations	11,410,104	10,709,813
Other securities payable	7,270,571	3,857,003
Short-term notes payable	102,172,477	108,580,902
Bond payable	56,396,667	-
Short-term convertible notes	8,010,031	8,918,820
Other current liabilities	239,319	-
Total current liabilities	344,552,222	297,978,347
Long-term notes payable	11,283,700	23,026,900
Long-term convertible notes	1,416,728	-
Long-term other securities payable	8,644,920	7,212,707
Other liabilities	931,829	-
Total liabilities	366,829,399	328,217,954
Commitments and contingencies (See Note 14)		
Stockholders' equity:		
Series B-2 convertible preferred stock, no par, 243,348 shares designated, 189,270 shares issued and outstanding (liquidation preference of $5,833,301)	5,754,564	5,754,564
Series B convertible preferred stock, no par, 441,940 shares designated, 441,940 shares issued and outstanding (liquidation preference of $8,056,566)	7,429,483	7,429,483
Series A convertible preferred stock, no par, 747,373 shares designated, 747,373 shares issued and outstanding (liquidation preference of $4,999,925)	4,962,435	4,962,435
Series Seed convertible preferred stock, no par, 568,796 shares designated, 554,038 shares issued and outstanding (liquidation preference of $2,883,678)	2,537,150	2,537,150
Series B-3 convertible preferred stock, no par, 230,000 shares designated, 92,420 shares issued and outstanding as of December 31, 2024 and 52,369 shares issued and outstanding as of December 2023 (liquidation preference of $2,294,434)	3,845,262	2,141,890
Common stock, no par, 30,000,000 shares authorized, 2,460,766 issued and outstanding as of December 31, 2024 and 2,400,565 issued and outstanding as of December 31, 2023	16,702,657	16,401,430
Additional paid-in capital	9,420,255	8,627,474
Accumulated deficit	(54,351,942)	(40,098,849)
Company's stockholders' (deficit) equity	(3,700,136)	7,755,577
Non-controlling interest in consolidated variable interest entities	1,331,678	568,942
Total stockholders' (deficit) equity	(2,368,458)	8,324,519
Total liabilities and stockholders' (deficit) equity	$ 364,460,941	$ 336,542,473

(1) Includes amounts of the consolidated variable interest entity (VIE), presented separately in Note 3 below.

See accompanying notes to consolidated financial statements

GROUNDFLOOR FINANCE INC.

Consolidated Statements of Operations

		Year Ended December 31,		
		2024		2023
Revenue:				
Origination fees	$	9,527,972	$	9,718,553
Loan servicing revenue		7,878,600		4,752,388
Net interest income on loans to developers		9,308,523		15,791,668
Total revenue		26,715,095		30,262,609
Interest expense on notes		(10,641,988)		(9,890,272)
Revenue, net		16,073,107		20,372,337
Cost of revenue		(2,658,630)		(2,527,040)
Gross profit		13,414,477		17,845,297
Operating expenses:				
General and administrative		10,729,269		8,309,225
Sales and customer support		6,211,651		5,747,992
Development		5,900,491		3,790,910
Regulatory		1,014,939		949,699
Marketing and promotions		2,508,311		2,532,718
Total operating expenses		26,364,661		21,330,544
Loss from operations		(12,950,184)		(3,485,247)
Other income (expense):				
Interest expense on corporate debt instruments		(1,179,719)		(761,588)
Other income		547,008		-
Total other expense, net		(632,711)		(761,588)
Net loss		(13,582,895)		(4,246,835)
Less: Net income attributable to non-controlling interest in consolidated VIE		762,736		277,915
Net loss attributable to Groundfloor Finance Inc.	$	(14,345,631)	$	(4,524,750)

See accompanying notes to consolidated financial statements.

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Consolidated Statements of Stockholders' (Deficit) Equity

	Convertible Preferred Stock										Common Stock		Additional Paid-in Capital	Accumulated Deficit	Company Stockholders' Equity (Deficit)	Non-Controlling Interest in Consolidated VIE	Total Stockholders' Equity (Deficit)
	Series B-2		Series B		Series A		Series Seed		Series B-3								
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount					
Stockholders' equity as of December 31, 2022	189,270	$5,754,564	441,940	$7,429,483	747,373	$4,962,435	554,038	$2,537,150	52,265	$2,137,320	2,345,402	$14,867,107	5,776,368	$(35,574,099)	$7,890,328	$1,588,250	$9,478,578
Issuance in the 2023 Common Stock Offering, net of offering costs	-	-	-	-	-	-	-	-	-	-	29,348	1,288,377	-	-	1,288,377	-	1,288,377
Issuance of Series B-3 preferred shares, net of offering costs	-	-	-	-	-	-	-	-	104	4,570	-	-	-	-	4,570	-	4,570
Conversion of convertible notes	-	-	-	-	-	-	-	-	-	-	5,859	213,211	-	-	213,211	-	213,211
Exercise of stock options	-	-	-	-	-	-	-	-	-	-	13,012	32,735	-	-	32,735	-	32,735
Issuance of convertible notes – beneficial conversion feature	-	-	-	-	-	-	-	-	-	-	-	-	1,103,285	-	1,103,285	-	1,103,285
Issuance of restricted stock units	-	-	-	-	-	-	-	-	-	-	6,944	-	-	-	-	-	-
Share-based compensation expense	-	-	-	-	-	-	-	-	-	-	-	-	1,747,821	-	1,747,821	-	1,747,821
Distribution to non-controlling interest holders in consolidated VIE	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	(1,297,223)	(1,297,223)
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	(4,524,750)	(4,524,750)	277,915	(4,246,835)
Stockholders' equity as of December 31, 2023	189,270	$5,754,564	441,940	$7,429,483	747,373	$4,962,435	554,038	$2,537,150	52,369	$2,141,890	2,400,565	$16,401,430	8,627,474	$(40,098,849)	$7,755,577	$568,942	$8,324,519
Adoption of ASU 2020-06	-	-	-	-	-	-	-	-	-	-	-	-	(1,103,285)	92,538	(1,010,747)	-	(1,010,747)
Stockholder's equity as of December 31, 2023, post adoption of ASU 2020-06	189,270	$5,754,564	441,940	$7,429,483	747,373	$4,962,435	554,038	$2,537,150	52,369	$2,141,890	2,400,565	$16,401,430	7,524,189	$(40,006,311)	6,744,830	568,942	7,313,772
Issuance of Series B-3 preferred shares, net of offering costs	-	-	-	-	-	-	-	-	40,051	1,703,372	-	-	-	-	1,703,372	-	1,703,372
Conversion of convertible notes	-	-	-	-	-	-	-	-	-	-	6,414	253,566	-	-	253,566	-	253,566
Exercise of stock options	-	-	-	-	-	-	-	-	-	-	46,843	47,661	-	-	47,661	-	47,661
Issuance of restricted stock units	-	-	-	-	-	-	-	-	-	-	6,944	-	-	-	-	-	-
Share-based compensation expense	-	-	-	-	-	-	-	-	-	-	-	-	1,896,066	-	1,896,066	-	1,896,066
Net loss	-	-	-	-	-	-	-	-	-	-	-	-	-	(14,345,631)	(14,345,631)	762,736	(13,582,895)
Stockholders' deficit as of December 31, 2024	189,270	$5,754,564	441,940	$7,429,483	747,373	$4,962,435	554,038	$2,537,150	92,420	$3,845,262	2,460,766	$16,702,657	9,420,255	$(54,351,942)	$(3,700,136)	$1,331,678	$(2,368,458)

See accompanying notes to consolidated financial statements

F-5

GROUNDFLOOR FINANCE INC.

Consolidated Statements of Cash Flows

	Year Ended December 31,	
	2024	2023
Cash flows from operating activities		
Net loss	$ (13,582,895)	$ (4,246,835)
Adjustments to reconcile net loss to net cash flows from operating activities:		
Depreciation and amortization	2,294,441	1,865,081
Share-based compensation	1,896,066	1,747,821
Current expected credit loss	1,562,953	-
Changes in fair market value of other real estate owned assets	935,758	-
Gain on limited recourse obligation extinguishment	(1,490,051)	-
Right of use asset amortization	125,830	-
Noncash interest expense	1,179,719	757,900
Loss on disposal of fixed assets	7,285	-
Changes in operating assets and liabilities:		
Other assets	(6,388,118)	765,674
Interest receivable on loans to developers	3,348,457	(5,961,775)
Accounts payable and accrued expenses and other liabilities	3,034,441	1,490,945
Accrued interest on limited recourse obligations	862,464	641,287
Net cash flows from operating activities	(6,213,650)	(2,939,902)
Cash flows from investing activities		
Loan payments to developers	(212,464,748)	(253,291,705)
Repayments of loans from developers	216,064,777	203,406,280
Loans purchased from originators	(725,729)	-
Loan payments to credit facility	(9,386,484)	-
Proceeds from sale of properties held for sale	9,753,837	6,395,174
Payments of software and website development costs	(2,180,525)	(2,235,117)
Purchases of computer equipment, furniture and fixtures, and leasehold improvements	(204,985)	-
Other investing activities	-	(1,297,223)
Net cash flows from investing activities	856,143	(47,022,591)
Cash flows from financing activities		
Proceeds from limited recourse obligations	164,829,600	161,372,752
Repayments of limited recourse obligations	(171,771,225)	(161,958,217)
Proceeds from other securities payable	8,386,716	13,031,037
Repayments of other securities payable	(3,540,935)	(1,961,327)
Proceeds from Groundfloor Notes	24,801,725	45,758,812
Repayments on Groundfloor Notes	(48,283,063)	(72,216,039)
Proceeds from Stairs Notes, net	5,329,713	48,278,449
Repayments of 2021 convertible notes	-	(4,352,777)
Proceeds from issuance of 2023 convertible notes	-	9,929,569
Repayments of 2023 convertible notes	(419,726)	-
Proceeds from issuance of Series B-3 convertible preferred stock, net of offering costs	1,561,178	4,570
Proceeds from issuance of bond payable, net of offering costs	56,415,596	-
Proceeds from issuance of common stock, net of offering costs	-	1,288,377
Proceeds from the exercise of stock options	47,661	32,735
Net cash flows from financing activities	37,499,434	39,207,941
Net change in cash and restricted cash	32,141,927	(10,754,552)
Cash and restricted cash as of beginning of the year	24,174,902	34,929,454
Cash and restricted cash as of end of the year	$ 56,316,829	$ 24,174,902
Supplemental cash flow disclosures:		
Cash paid for interest	$ 6,666,437	$ 9,768,092

GROUNDFLOOR FINANCE INC.

Consolidated Statements of Cash Flows

	Year Ended December 31,	
	2024	2023
Supplemental disclosure of noncash investing and financing activities:		
Loans to developers transferred to other real estate owned	$ 22,064,012	$ 15,897,219
Adoption of ASU 2020-06	1,010,749	-
Issuance of 2023 convertible note – beneficial conversion feature	-	1,103,285
Cashless vesting of restricted stock	133,325	133,325
Conversion of convertible notes payable and accrued interest into common stock or Series B convertible preferred stock	253,566	213,211
Proceeds from issuance of Series B-3 convertible preferred stock, net of offering costs – non-cash	142,194	-
Increase (decrease) in allowance for loan to developers	305,056	(959,862)
Decrease in fair market value of REO	1,959,314	1,444,505

See accompanying notes to consolidated financial statements

NOTE 1:   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

The terms "we," "our," "Groundfloor," or the "Company" refer to Groundfloor Finance Inc. and its subsidiaries. The Company was originally organized as a North Carolina limited liability company under the name of Fomentum Labs LLC on January 28, 2013. Fomentum Labs LLC changed its name to Groundfloor LLC on April 26, 2013 and converted into a North Carolina corporation on July 26, 2013. In connection with this conversion, all equity interests in Groundfloor LLC were converted into shares of Groundfloor Inc.'s common stock. In August 2014, Groundfloor Inc. converted into a Georgia corporation and changed its name to Groundfloor Finance Inc. Groundfloor Properties GA LLC, a wholly-owned subsidiary, was created for the purpose of financing real estate in Georgia. Groundfloor Real Estate 1 LLC, Groundfloor Real Estate 2 LLC, Groundfloor Real Estate 3 LLC, Groundfloor Yield LLC, Groundfloor Labs, LLC, Groundfloor Credit 1, LLC, Groundfloor Credit 2, LLC, and Groundfloor Credit 3, LLC are wholly-owned subsidiaries that were created for the purpose of financing real estate in any state. Groundfloor Depositor, LLC and Groundfloor Mortgage Trust, LLC are wholly-owned subsidiaries that were created for the purpose of securitizing real estate loans. Groundfloor Advisors, LLC is a wholly-owned subsidiary that was created for the purpose of managing certain subsidiary entities. Groundfloor Land, LLC, Groundfloor Homeshares, LLC and Groundfloor Nectar SPV I, LLC are wholly-owned subsidiaries created for the purpose of entering into agreements with independent third parties. Groundfloor Real Estate, LLC and Groundfloor Holdings GA, LLC are currently inactive and management does not have plans to use this entity in the near future.

The Company has developed an online investment platform designed to crowdsource financing for real estate development projects ("Projects"). With this online investment platform ("Platform"), public investors ("Investors") are able to choose between multiple Projects, and real estate developers ("Developers") of the Projects are able to obtain financing. Groundfloor's financing model replaces traditional sources of financing for Projects with the aggregation of capital from Investors using the internet.

Basis of Presentation and Liquidity

The Company's Consolidated Financial Statements include the results of Groundfloor Finance Inc. and its wholly owned subsidiaries, along with the amounts related to variable interest entities ("VIEs") for which Groundfloor is the primary beneficiary. The non-controlling interests as of December 31, 2024 and 2023 represents the outside owner's interest in the Company's consolidated VIE. Intercompany transactions and balances have been eliminated upon consolidation.

The company has sponsored two investment programs as of December 31, 2024, Groundfloor Loans 1, LLC and Groundfloor Loans 2, LLC, which use a typical real estate investment trust ("REIT") structure similar to other publicly offered REITs, but are only available to investors through the Groundfloor platform.

Certain reclassifications have been made to the prior year presentation to conform to the current period presentation in the Consolidated Financial Statements. These reclassifications were not material to the financial statements.

The Company's Consolidated Financial Statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business. There is substantial doubt that the Company will continue as a going concern for at least twelve months following the date these Consolidated Financial Statements are issued, without additional financing based on the Company's limited operating history and recurring operating losses.

Operations since inception have consisted primarily of organizing the Company, developing the technology, and securing financing. The Company has incurred losses and cash outflows from operations since its inception. The ultimate success of the Company is dependent on management's ability to develop and market its products and services at levels sufficient to generate operating revenues in excess of expenses.

Management evaluated the condition of the Company and has determined that until such sales levels can be achieved, management will need to secure additional capital to continue growing working capital and fund product development and operations.

Management intends to raise additional debt or equity financing to grow working capital and fund operations and believes the Company will obtain additional funding from current and new Investors in order to sustain operations. However, there are no assurances that the Company can be successful in obtaining the additional capital or that such financing will be on terms favorable or acceptable to the Company.

The Consolidated Financial Statements do not include any adjustments that might result from the outcome of the uncertainties described in the Consolidated Financial Statements. In addition, the Consolidated Financial Statements do not include any adjustments relating to the recoverability and classification of assets nor the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

Use of Estimates

The preparation of Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting periods. In developing estimates and assumptions, management uses all available information; however, actual results could materially differ from those estimates and assumptions.

Consolidation of Variable Interest Entities

The determination of whether to consolidate a Variable Interest Entity ("VIE") in which the Company holds a variable interest requires a significant amount of analysis and judgment regarding whether the company is the primary beneficiary of the VIE due to the company holding a controlling financial interest in the VIE. A controlling financial interest in a VIE exists if the company has both the power to direct the VIE's activities that most significantly affect the VIE's economic performance and a potentially significant economic interest in the VIE. The determination of whether an entity is a VIE considers factors, such as (i) whether the entity's equity investment at risk is insufficient to allow the entity to finance its activities without additional subordinated financial support and (ii) whether a holder's equity investment at risk lacks any of the following characteristics of a controlling financial interest: the direct or indirect ability through voting rights or similar rights to make decisions about a legal entity's activities that have a significant effect on the entity's success, the obligation to absorb the expected losses of the entity or the right to receive the expected residual returns of the legal entity. The Company is required to reconsider its evaluation of whether to consolidate a VIE each reporting period, based upon changes in the facts and circumstances pertaining to the VIE.

Revenue Recognition

Revenue primarily results from fees earned on the loans to the Developers ("Loan" or "Loans"). Fees include "Origination fees" and "Loan servicing revenue" which are paid by the Developers.

The Company recognizes loan servicing revenue in accordance with Accounting Standards Codification ("ASC") 606, *Revenue from Contracts with Customers*.

The Company recognizes origination fees, net interest income, and gains and losses on sales of loans in accordance with ASC 310, *Receivables*.

Origination Fees

"Origination fees" are paid by the Developers for the work performed to facilitate the Loans. The amount to be charged is a percentage based upon the terms of the Loan, including grade, rate, term, and other factors. Origination fees range from 1.0% to 10.0% of the principal amount of a Loan. The origination fee is paid when the Loan is issued to the Developer and deducted from the gross proceeds distributed. A Loan is considered issued when formal closing has occurred and funds have transferred to the Developer's account, which occurs through an Electronic Funds Transfer ("EFT").

The origination fees are recognized as revenue ratably over the term of the Loan, while direct costs to originate Loans are recorded as expenses as incurred. Fees assessed at loan issuance such as processing, underwriting, and closing fees are recognized as revenue when incurred.

Loan Servicing Revenue

Loan servicing revenue is recognized by the Company for costs incurred in servicing the Developer's Loan, including managing payments to and from Developers and payments to Investors. The Company records loan servicing revenue as a component of revenue when the performance obligation is satisfied. Direct costs to service Loans are recorded as expenses, as incurred.

In 2024, management reassessed the variable consideration to recognize certain servicing fees receivable, and recognized $2,088,672 of receivables and related revenue as these performance obligations have been satisfied and it is probable that a significant reversal of cumulative revenue recognized will not occur.

Whole Loan Sales

Under loan sale agreements, the Company sells all of its rights, title, and interest in certain loans. At the time of such sales, the Company may simultaneously enter into loan servicing agreements under which it acquires the right to service the loans. The Company calculates a gain or loss on a whole loan sale based on the net proceeds from the whole loan sale, less the carrying value of the loans sold. All unamortized origination fees incurred in the origination process are recognized within "Origination fees" in the Consolidated Statements of Operations. For sold loans for which the Company retains servicing rights, the Company compares the expected contractual compensation represents adequate compensation for servicing in order to determine whether a servicing asset or servicing liability arises from the transaction. No servicing rights assets or liabilities have been identified as of December 31, 2024 and 2023. During the year ended December 31, 2024 and 2023, the Company sold $3,205,359 and $0, respectively, of loans under loan sale agreements. No gain or loss was recognized on the sale of these loans.

Net Interest Income on Loans to Developers

The Company recognizes "Net interest income on loans to developers" which consists of interest income generated on loans to developers, net of interest expense incurred on corresponding limited recourse obligations using the accrual method based on the stated interest rate to the extent the Company believes it to be collectable.

	Year ended December 31,	
	2024	**2023**
Components of Net Interest Income on Loans to Developers		
Interest income on loans to developers	$ 22,945,817	$ 27,572,011
Interest expense on limited recourse obligations	(13,637,294)	(11,780,343)
Net interest income on loans to developers	$ 9,308,523	$ 15,791,668

Interest Expense on Notes

The Company also recognizes "Interest expense on notes" which consists of interest expense incurred on the Company's notes payable, using the accrual method based on the stated interest rate. "Interest expense on notes" was $10,641,988 and $9,890,272 for the years ended December 31, 2024, and 2023, respectively.

Cash and Cash Equivalents

The Company considers all highly liquid investments that mature three months or less from the date of purchase to be cash equivalents. The Company had no cash equivalents as of December 31, 2024, and 2023. From time to time, the Company could maintain cash deposits in excess of federally insured limits. The Company believes that no significant concentration of credit risk exists with respect to these balances based on its assessment of the creditworthiness and financial viability of these financial institutions.

Each investor's escrow account receives Federal Deposit Insurance Corporation ("FDIC") insurance coverage on cash balances subject to normal FDIC coverage rules. Investor funds, whether committed through a limited recourse obligation ("LRO") or held in escrow, are not included as a part of the Company's cash balance.

Restricted Cash

Included in the accompanying Consolidated Balance Sheets as of December 31, 2024 and 2023 is restricted cash of $54,220,669 and $17,925,321, respectively. These balances represent funds committed by investors in LROs, but not yet disbursed to developers on the underlying Loans.

	Year ended December 31,	
	2024	**2023**
Cash and cash equivalents	$ 2,096,160	$ 6,249,581
Restricted cash	54,220,669	17,925,321
Cash and cash equivalents and restricted cash in Consolidated Statements of Cash Flows	$ 56,316,829	$ 24,174,902

Loans to Developers and Limited Recourse Obligations

"Loans to developers" are originally recorded at amortized cost (outstanding principal balance, net of discounts, premiums, and unearned income), then subsequently increased as additional draws are disbursed to developers. "Limited recourse obligations" are originally recorded at the original principal amount committed by investors, net of funds not yet to be disbursed to developers on the underlying loans, then subsequently increased as those funds are disbursed to developers. Limited Recourse Obligations were $160,742,560 and $169,174,236 as of December 31, 2024, and 2023, respectively, on the accompanying Consolidated Balance Sheets.

The interest rate associated with a Loan is the same as the interest rate associated with the corresponding LROs.

The Company's obligation to pay principal and interest on an LRO is equal to the pro rata portion of the total principal and interest payments collected from the corresponding Loan. The Company obtains a lien against the property being financed and attempts reasonable collection efforts upon the default of a Loan. The Company is not responsible for repaying "Limited recourse obligations" associated with uncollectable "Loans to developers." Amounts collected related to a defaulted Loan are returned to the Investors based on their pro-rata portion of the corresponding LROs, if applicable, less collection costs incurred by the Company. From time to time, the Company may settle LROs with Investors, at the Investors' election, for amounts less than carrying value. Any gain recognized on such transaction is recorded within "Other Income (expense)" in our Consolidated Statement of Operations.

The Loans are recorded on the Company's Consolidated Balance Sheets to "Loans to developers" once the Loan has closed and funds have been disbursed to Developers. Loans are considered closed after the promissory note for that Loan has been signed and the security interest has been perfected.

The LROs are recorded on the Company's Consolidated Balance Sheets to "Limited recourse obligations" to the extent LROs related to existing loans have been funded by investors.

Other Securities Payable

"Other securities payable" are originally recorded at the original principal amount committed by investors, net of funds not yet to be disbursed to developers on the underlying loans or investments in real estate then subsequently increased as those funds are disbursed to developers. Total other securities payable were $15,915,491 and $11,069,710 as of December 31, 2024 and 2023, respectively, on the accompanying Consolidated Balance Sheets.

Interest Receivable and Interest Payable

"Interest receivable on loans to developers" represents interest income the Company is due to receive from developers on the total outstanding principal balance of the loan portfolio as of the consolidated balance sheet dates. This balance is presented as its own line item, separate from "Loan to developers", on the Company's Consolidated Balance Sheets.

"Accrued interest on limited recourse obligations" represents interest the Company owes investors on the corresponding LROs as of the consolidated balance sheet dates. This balance is presented as its own line item, separate from "Limited recourse obligations", on the Company's Consolidated Balance Sheets. The interest rate associated with a Loan is the same rate that is associated with the corresponding LRO. The balance of "Interest receivable on loans to developers" and "Accrued interest on limited recourse obligations" offset each other to the extent LROs related to existing loans have been issued with the SEC and funded by investors. The Company's obligation to pay interest on an LRO is equal to the pro-rata portion of the total interest payments collected from the corresponding Loan.

Also included within "Accounts payable and accrued expenses" is interest the Company owes investors on Groundfloor Notes. Groundfloor Notes are presented within "Short-term notes payable" and "Long-term notes payable" on the Company's Consolidated Balance Sheets. The interest rate associated with Groundfloor Notes is the same as the stated interest rate at issuance.

Nonaccrual and Past Due Loans

Accrual of interest on "Loans to developers" and corresponding "Limited recourse obligations" is discontinued when, in management's opinion, the collection of the interest income is less than probable. "Interest income" and "Interest expense" on the "Loans to developers" and the corresponding "Limited recourse obligations" are discontinued and placed on nonaccrual status at the time the Loan is 180 days delinquent unless the Loan is well secured and in process of collection. A Loan may also be placed on nonaccrual status when, in management's judgment, the collection of the interest income is less than probable based on the status of the underlying development project, even if the Loan is not yet 180 days delinquent. Loans may be returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Once management determines the accrued interest receivable collection is doubtful, the accrued interest receivable is written off against "Interest income." Likewise, the corresponding accrued interest payable is written off against "Interest expense."

Allowance for Current Expected Credit Losses

The Company applies ASC 326, *Financial Instruments – Credit Losses ("CECL")* for recording instruments measured at amortized cost, including loan receivables and off-balance sheet credit exposures not accounted for as insurance (loan commitments, standby letters of credit, financial guarantees, and other similar instruments). In accordance with ASC 326, the Company records an allowance for credit losses on the loan portfolio on a collective basis by assets with similar risk characteristics. Where assets cannot be classified with other assets due to dissimilar risk characteristics, the Company assessed these assets on an individual basis.

ASC 326 requires an entity to consider historical loss experience, current conditions, and a reasonable and supportable forecast of the economic environment.

Loans to developers

The Company utilizes a loss-rate approach for estimating current expected credit losses. In accordance with the loss-rate method, an adjusted historical loss rate is applied to the amortized cost of an asset or pool of assets at the balance sheet date.

In assessing the CECL allowance, we considered various factors including (i) historical loss experience in our portfolio (ii) current performance of the US residential housing market, (iii) future expectations of the US residential housing market, and (iv) future expectations of short-term macroeconomic environment. Management estimates the allowance for credit losses using relevant information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. We utilize a reasonable and supportable forecast period of 12 months. The allowance for credit losses is maintained at a level sufficient to provide for expected credit losses over the life of the loan based on evaluating historical credit loss experience and making adjustments to historical loss information applied to the current loan portfolio.

The Company made an accounting policy election to exclude "Interest receivable on loans to developers" from the amortized cost basis of loans in determining the CECL allowance, as any uncollected accrued interest receivable is written off in a timely manner. Refer to "Nonaccrual and Past Due Loans" above for a description of the Company's policies established to write-off interest.

Payments to holders of LROs or Groundfloor Notes, as applicable, depend on the payments received on the corresponding Loans; a reduction or increase of the expected future payments on Loans will decrease or increase the reserve for the associated LROs or Georgia Notes. The allowance calculated for Loans is accordingly applied on a pro-rata basis as the reserve for LROs and Georgia Notes. The amount of a Loan not funded by LROs or Georgia Notes are then recorded as current expected credit loss within "General and administrative" expense on the Company's Statement of Operations.

Refer to "Note 4 – Loans to Developers and Allowance for Expected Credit Losses" for further information regarding the CECL allowance and its calculation.

Investments in debt securities

Investments in debt securities arise from our Partner Notes programs with our lending partners. We pool our investments in debt securities based on shared risk characteristics to assess their risk of loss, even when that risk of loss is remote. Management considers whether current conditions or reasonable and supportable forecasts about future conditions warrant an adjustment to our historical loss experience. In applying such adjustments, we primarily consider changes in counterparty credit risk and changes in the underlying macroeconomic environment. These investments in debt securities are either collateralized with assets of or guaranteed by the lending partners. As of December 31, 2024, the CECL allowance for investments in debt securities was $0.

Credit facility receivable

Credit facility receivable arises from our credit facility relationship with a mortgage loan originator. Management estimates the allowance for credit losses using relevant information, from internal and external sources, relating to past events, current conditions, and reasonable and supportable forecasts. In applying such adjustments, we primarily consider changes in counterparty credit risk and changes in the underlying macroeconomic environment. The credit facility receivable is guaranteed by the mortgage loan originator. As of December 31, 2024, the CECL allowance for credit facility receivable was $0.

Other Real Estate Owned

Foreclosed assets acquired through or in lieu of loan foreclosure are held for sale and are initially recorded at fair value less estimated selling costs. Any write-down to fair value at the time of transfer to foreclosed assets is charged to the allowance for loan losses. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Costs of improvements are capitalized up to the fair value of the property, whereas costs relating to holding foreclosed assets and subsequent adjustments to the value are charged to operations. The other real estate owned balance is presented on the Company's Consolidated Balance Sheets and has a balance of $20,328,188 and $11,218,141 as of December 31, 2024, and 2023, respectively.

Software Development Costs

Software development costs primarily include internal and external labor expenses incurred to develop the software that powers the Company's platform. Certain costs incurred during the application development stage are capitalized based on specific activities tracked, while costs incurred during the preliminary project stage and post-implementation and operation stages are expensed as incurred. Capitalized software development costs are amortized over the estimated useful life of the related software. The Company recognized $2,180,525 and $1,794,074 in expense related to amortization of software development costs for the years ended December 31, 2024, and 2023, respectively.

Property and Equipment

Property and equipment consists of computer equipment, furniture and fixtures, leasehold improvements, and office equipment. Property and equipment is stated at historical cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are depreciated over the shorter of the life of the lease or the useful life of the improvements. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts, and any resulting gain or loss is credited or charged to income. Repairs and maintenance costs are expensed as incurred.

Depreciation is computed using the following estimated useful lives:

Computer equipment	3 years
Software and website development costs	3 years
Office equipment	5 years
Furniture and fixtures	5 years
Leasehold improvements	Lesser of 5 years or lease term

Impairment of Long-Lived Assets

Long-lived assets, such as computer equipment, office equipment, furniture and fixtures, intangible assets, and software and website development costs, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized for an amount by which the carrying amount of the asset exceeds the fair value of the asset.

Intangible Assets

Intangible assets consist of the Company's domain names. Intangible assets are being amortized over a 15-year period, their estimated useful lives, on a straight-line basis. The Company recognized $2,000 in amortization expense during the years ended December 31, 2024, and 2023.

Equity Offering Costs

The Company accounts for offering costs in accordance with ASC 340, *Other Assets and Deferred Costs*. Prior to the completion of an offering, offering costs will be capitalized as deferred offering costs on the consolidated balance sheet. The deferred offering costs will be charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed.

For the year ended December 31, 2024, offering costs of $91,734 incurred in connection with the issuance of Series B-3 preferred stock were deferred and charged against the gross proceeds of the offering in stockholders' equity.

For the year ended December 31, 2023, there were no offering costs issued in connection with the issuance of equity offerings.

Deferred Revenue

Deferred revenue consists of origination fee payments received in advance of revenue recognized. We recognized $3,979,794 and $4,046,957 of deferred revenue as of December 31, 2024 and 2023, respectively, which is presented within "Accounts Payable and Accrued Expenses" on the Company's Consolidated Balance Sheets.

Advertising Costs

The cost of advertising is expensed as incurred and presented within "Marketing and promotions" expenses in the Consolidated Statements of Operations. The Company incurred $1,134,528 and $1,364,819 in advertising costs during the years ended December 31, 2024, and 2023, respectively.

Leases

In accordance with ASC 842, *Leases*, we determine if an arrangement is or contains a lease at inception of the contract. A contract is or contains a lease if the contract conveys the right to control the use of identified property, plant or equipment for a period of time in exchange for consideration. We primarily lease our office space under a multi-year, non-cancelable operating lease. Operating leases are included in other assets and other liabilities in our Consolidated Balance Sheets. As of December 31, 2024 and 2023, we did not have any finance leases.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at lease commencement date based on the present value of lease payments over the lease term. As our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at lease commencement date in determining the present value of lease payments. The operating lease ROU assets are increased by any prepaid lease payments and are reduced by any unamortized lease incentives. While our lease terms may include options to extend or terminate the leases, it is not reasonably certain that we will exercise such options. Base rent is typically subject to rent escalations on each annual anniversary from the lease commencement dates. Lease expense for lease payments, including any step rent provisions specified in the lease agreements, is recognized on a straight-line basis over the lease term and is included within "General and administrative" expenses in the Consolidated Statements of Operations. Operating lease cost associated with our ROU assets and lease liabilities was $362,479, and $420,742 for the years ended December 31, 2024 and 2023, respectively.

Share-Based Compensation

The Company issues share-based awards to certain employees and non-employees in the form of stock options and warrants, which are measured at fair value at the date of grant. The fair value determined at the date of grant is expensed, based on our estimate of awards that will eventually vest, ratably over the vesting period. The fair value of each stock option and warrant is estimated using the Black-Scholes option pricing model. We account for forfeitures as they occur. Refer to "Note 11 – Stock Options and Warrants" for additional information.

Income Taxes

Deferred tax assets and liabilities are recorded for temporary differences between the reported amounts in the Consolidated Financial Statements and the tax basis of assets and liabilities, using the statutory tax rates in effect in the years in which the differences are expected to reverse. In estimating future tax consequences, all expected future events are considered other than enactment of changes in the tax law or rates.

The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the Consolidated Financial Statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

The determination of recording or releasing income tax valuation allowance is made, in part, pursuant to an assessment performed by management regarding the likelihood that the Company will generate future taxable income against which benefits of its deferred tax assets may or may not be realized. This assessment requires management to exercise significant judgment and make estimates with respect to its ability to generate taxable income in future periods.

NOTE 2:   RECENT ACCOUNTING PRONOUNCEMENTS

In August 2020, the FASB issued Accounting Standards Update 2020-06, *Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity's Own Equity (Subtopic 815-40)* ("ASU 2020-06"). The amendments in this update simplify the accounting for certain financial instruments with characteristics of liability and equity. Specifically, it reduced the number of accounting models for convertible debt and convertible preferred stock instruments and made certain disclosure amendments to improve the information provided to users. The guidance is effective for fiscal years beginning after December 15, 2023, with early adoption permitted. The Company adopted ASU 2020-06 as of January 1, 2024 and elected the modified retrospective transition method, recognizing a cumulative-effect adjustment to retained earnings as of that date, for financial instruments outstanding as of the beginning of the fiscal year of adoption. The adoption resulted in a $92,536 transition adjustment to accumulated deficit as of January 1, 2024. Our adoption of this standard did not have any impact on the Company's Consolidated Statements of Operations.

NOTE 3:   VARIABLE INTEREST ENTITIES

In November 2021, the Company entered into a limited liability company agreement with two independent third parties, to form a joint venture, Groundfloor Jacksonville, LLC ("Jacksonville JV" or "JV"). The joint venture was formed to scale origination and investor activity in the fix-and-flip/buy-and-hold sector of the Jacksonville, Florida market by increasing the production of existing loan products offered by Groundfloor and its Affiliates and potentially developing new equity products.

Under the provisions of *ASC 810, Consolidation*, we have determined that the Jacksonville JV is a VIE and the Company is the primary beneficiary, based on the power to direct the activities that most significantly impact the entity's economic performance. As such, the Company is required to consolidate the assets, liabilities, income and expenses of the Jacksonville JV within the accompanying Consolidated Financial Statements with a non-controlling interest for the third-party ownership of the joint venture's membership interests.

The Company has sponsored two investment programs, Groundfloor Loans 1 LLC ("GF Loans 1") and Groundfloor Loans 2 LLC ("GF Loans 2") as of December 31, 2024, which use a typical REIT structure similar to other publicly offered REITs but are only available to investors through the Groundfloor platform. Under the provisions of *ASC 810, Consolidation*, we have determined that GF Loans 2 is a VIE and the Company is the primary beneficiary, based on the power to direct the activities that most significantly impact the entity's economic performance. As such, the Company is required to consolidate the assets, liabilities, income and expenses of GF Loans 2 within the accompanying Consolidated Financial Statements. GF Loans 2 does not have third-party ownership interests as of December 31, 2024.

Under the provisions of *ASC 810, Consolidation*, we have determined that GF Loans 1 is a VIE for which Groundfloor is not the primary beneficiary. As such, the Company has not consolidated GF Loans 1 into the Consolidated Financial Statements. The Company accounts for its investment in GF Loans 1 as an equity-method investment and recorded its investment in this entity within "Other Assets" in the Company's Consolidated Balance Sheets.

The following table presents the assets and liabilities of the Company's consolidated VIEs, the Jacksonville JV and Groundfloor Loans 2, included in the Consolidated Balance Sheets as of December 31, 2024, and 2023, respectively. The assets and liabilities presented below include only the third-party assets and liabilities of the consolidated VIE and excludes any intercompany balances, which were eliminated upon consolidation.

	December 31,		
	2024		2023
Assets:			
Cash	$	5,000	$	-
Loans to developers		7,582,177		34,265,091
Allowance for loans to developers		(325,316)		(923,008)
Interest receivable on loans to developers		-		4,105,624
Other real estate owned		13,575,966		5,821,486
Total assets	$	20,837,827	$	43,269,193
Liabilities:			
Accounts payable and accrued expenses		19,537		416,755
Total liabilities	$	19,537	$	416,755

During 2024, the Company entered into three limited liability company agreements with independent third parties to form special purpose entities. The purpose of these entities is to facilitate secured lending arrangements between Groundfloor and the independent third parties.

Groundfloor's contributions to these entities are mandatorily redeemable at the end of the stated term of each entity's operating agreements and are recorded as investments in debt securities. The Company has determined that Groundfloor is not the primary beneficiary of these VIEs and as such, under *ASC 810, Consolidation*, has not consolidated these entities into the Consolidated Financial Statements. The Company has recorded its investments in these entities within "Investments in debt securities" in the Company's Consolidated Balance Sheets.

As of December 31, 2024, the Company's maximum potential loss in aggregate for unconsolidated VIEs is $10,491,522. Included within this amount is a receivable from an unconsolidated VIE of $595,811 that is presented within Note 5 – Other Current and Noncurrent Assets as "Due from related party" as of December 31, 2024.

NOTE 4:   LOANS TO DEVELOPERS AND ALLOWANCE FOR EXPECTED CREDIT LOSSES

The Company provides financing to Developers for real estate-related loans. Real estate loans include loans for unoccupied single family or multifamily renovations and new constructions costing between $30,000 and $2,000,000, with maturities ranging from six to eighteen months.

The following table presents the carrying amount of "Loans to developers, net" by performance state as of December 31, 2024, and 2023, respectively:

		December 31, 2024		December 31, 2023
Loan Performance State:				
Current	$	149,815,318	$	172,560,766
Workout		28,914,437		57,595,807
Fundamental Default		45,866,950		34,718,869
Amortized Cost	$	224,596,705	$	264,875,442
Less: Allowance for loan losses		(4,781,901)		(5,086,957)
Carrying amount	$	219,814,804	$	259,788,485

Allowance for Loan Losses

In assessing the CECL allowance, we consider historical loss experience, current conditions, and a reasonable and supportable forecast of the microeconomic and macroeconomic environment. We derived an annual historical loss rate based on the Company's historical loss experience in our portfolio and adjusted this rate to reflect our expectations of the future environment based on forecasted data points relative to our loan portfolio.

The following table presents analyses of the allowance for credit losses for the years ended December 31, 2024, and 2023:

		Year ended December 31, 2024		Year ended December 31, 2023
Beginning balance	$	5,086,957	$	6,046,819
Loan allowance charged off		(4,293,400)		(2,349,678)
Provision for losses		3,988,344		1,389,816
Ending balance	$	4,781,901	$	5,086,957

Portfolio Segmentation

Management monitors the performance of loans within its portfolio by internally assigned grades and by year of origination. All loans originated by the Company are collateralized against residential real estate, and consistent across many key segmentation considerations such as borrower type, industry, financial asset type, loan term, and loan size. As such, in determining the Company's application of the CECL standard management developed its allowance by evaluating historical losses and applying those adjusted losses to segments of the portfolio with which similar risk characteristics exist.

In assessing estimated credit losses, the segmentation variable used by management includes internal grades assigned to loans at origination based on an assessment of each project and the proposed terms of the underlying loan, which reflect the overall risk of the Loan. The Groundfloor underwriting team undertakes an assessment of each project and the proposed terms of the underlying loan to finalize the pricing terms (interest rate, maturity, repayment schedule, etc.) that the Company will accept. Groundfloor uses its proprietary grading algorithm to assign one of seven letter grades, from A to G, to each Project.

The relevant factors assessed by the Company's proprietary grading algorithm include financial risk (loan to ARV ratio), underwriting risk (quality of valuation report, borrower credit quality and experience), borrower stake (commitment and skin-in-the game), as well as geographic location. These indicators take into account the valuation and strength of a particular project and the experience and risk profile of the Borrower and correlate with how well management believes the loan will perform.

The following table presents "Loans to developers" carrying amount of our loan portfolio by portfolio segment and vintage of origination as of December 31, 2024 and 2023:

	Year Originated					
	2024	2023	2022	2021	2020 and earlier	Total
Loan grades:						
A	$ 4,997,798	$ 3,908,327	$ -	$ 1,069,634	$ -	$ 9,975,759
B	52,830,688	9,390,055	1,873,464	1,125,097	71,880	65,291,184
C	53,567,600	37,701,351	14,128,637	4,751,410	91,100	110,240,098
D	14,396,315	11,348,372	7,656,642	1,724,597	70,094	35,196,020
E	2,043,570	823,422	431,673	-	-	3,298,665
F	594,979	-	-	-	-	594,979
G	-	-	-	-	-	-
Amortized Cost	$ 128,430,950	$ 63,171,527	$ 24,090,416	$ 8,670,738	$ 233,074	224,596,705
Less: Allowance for loan losses						(4,781,901)
Carrying Amount as of December 31, 2024						$ 219,814,804

	Year Originated					
	2023	2022	2021	2020	2019	Total
Loan grades:						
A	$ 4,951,408	$ 743,260	$ 1,725,974	$ -	$ -	$ 7,420,642
B	29,820,171	7,097,709	1,466,981	-	71,880	38,456,741
C	91,123,972	50,393,111	11,997,204	-	495,194	154,009,481
D	33,938,293	22,466,240	3,550,243	-	87,457	60,042,233
E	1,692,251	1,934,087	587,721	-	-	4,214,059
F	-	-	-	-	-	-
G	732,286	-	-	-	-	732,286
Amortized Cost	$ 162,258,381	$ 82,634,407	$ 19,328,123	$ -	$ 654,531	$ 264,875,442
Less: Allowance for loan losses						(5,086,957)
Carrying Amount as of December 31, 2023						$ 259,788,485

Credit Quality Monitoring

The Company uses three performance states to better monitor the credit quality of outstanding loans. Outstanding loans are characterized as follows:

Current – This status indicates that no events of default have occurred, all payment obligations have been met or none are yet triggered.

Workout – This status indicates there has been one or more payment defaults on the Loan and the Company has negotiated a modification of the original terms that does not amount to a fundamental default.

Fundamental Default – This status indicates a Loan has defaulted and there is a chance the Company will not be able to collect 100% of the principal amount of the Loan by the extended payment date of the corresponding LROs or Georgia Notes.

All credit quality indicators were updated as of December 31, 2024.

The following tables present "Loans to developers" carrying amount of our loan portfolio by credit quality indicator and vintage of origination as of December 31, 2024 and 2023:

| | Year Originated | | | | | |
	2024	2023	2022	2021	2020 and earlier	Total
Loan performance state:						
Current	$ 127,733,507	$ 22,081,811	$ -	$ -	$ -	$ 149,815,318
Workout	289,245	27,705,405	919,787	-	-	28,914,437
Fundamental Default	408198	13,384,311	23,170,629	8,670,738	233,074	45,866,950
Amortized Cost	$ 128,430,950	$ 63,171,527	$ 24,090,416	$ 8,670,738	$ 233,074	$ 224,596,705
Less: Allowance for loan losses						(4,781,901)
Carrying Amount as of December 31, 2024						$ 219,814,804

| | Year Originated | | | | | |
	2023	2022	2021	2020	2019	Total
Loan performance state:						
Current	$ 161,398,308	$ 11,162,458	$ -	$ -	$ -	$ 172,560,766
Workout	407,647	53,659,609	3,528,551	-	-	57,595,807
Fundamental Default	452,426	17,812,339	15,799,572	-	654,532	34,718,869
Amortized Cost	$ 162,258,381	$ 82,634,406	$ 19,328,123	$ -	$ 654,532	$ 264,875,442
Less: Allowance for loan losses						(5,086,957)
Carrying Amount as of December 31, 2023						$ 259,788,485

Nonaccrual and Past Due Loans

A Loan is placed on nonaccrual status when, in management's judgment, the collection of the interest income is less than probable. Once a loan has been placed in nonaccrual status, it will stop accruing interest income. Additionally, any corresponding limited recourse obligations will stop accruing interest expense. Once management determines the accrued interest receivable collection is doubtful, the accrued interest receivable is written off against interest income. Likewise, the corresponding accrued interest payable is written off against interest expense. Interest income on Loans that are classified as nonaccrual is subsequently applied to principal until the Loans are returned to accrual status. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured. As of December 31, 2024, the Company placed Loans of $37,511,118 recorded to "Loans to developers" on nonaccrual status. The Company has written off $6,274,755 of interest receivable in the current period. The Company has $14,285,657 of Loans that are 90 days or more past due, but are not on nonaccrual status as of December 31, 2024.

The following tables present an analysis of past due Loans by aging as of December 31, 2024, and 2023:

	Amortized Cost	Allowance for Loan Losses	Loans to Developers, Net
Aging schedule:			
Current	$ 145,072,983	$ (2,243,442)	$ 142,829,541
Less than 90 days past due	17,849,768	(344,995)	17,504,773
More than 90 days past due	61,673,954	(2,193,464)	59,480,490
Total as of December 31, 2024	$ 224,596,705	$ (4,781,901)	$ 219,814,804

	Amortized Cost	Allowance for Loan Losses	Loans to Developers, Net
Aging schedule:			
Current	$ 174,058,386	$ (2,117,260)	$ 171,941,126
Less than 90 days past due	28,386,592	(590,961)	27,795,631
More than 90 days past due	62,430,464	(2,378,736)	60,051,728
Total as of December 31, 2023	$ 264,875,442	$ (5,086,957)	$ 259,788,485

The following is a summary of information pertaining to Loans in nonaccrual status as of December 31, 2024 and 2023:

	December 31,	
	2024	2023
Nonaccrual loans	$ 47,656,878	$ 76,593,077
Interest income recognized on nonaccrual loans[1]	$ 1,454,052	$ 1,992,728

[1] Represents interest income recognized during the period on loans that are in nonaccrual status as of the respective balance sheet dates, inclusive of interest income recognized prior to such loans going into nonaccrual status.

NOTE 5:   OTHER CURRENT AND NONCURRENT ASSETS

"Other current assets" as of December 31, 2024, and 2023, consists of the following:

	December 31,	
	2024	2023
Advances receivable	$ 3,670,196	$ 122,222
Investments in real estate	3,689,205	3,025,691
Asset management fees receivable	2,088,672	-
Due from related party	1,894,144	303,333
Other	379,225	130,306
Other current assets	$ 11,721,442	$ 3,581,552

"Other assets" as of December 31, 2024, and 2023, consists of the following:

	December 31,	
	2024	2023
Advances receivable	$ 7,361,911	$ 5,383,805
Right-of-use asset	1,071,329	-
Investments in real estate	751,431	1,280,623
Other	60,000	50,000
Other assets	$ 9,244,671	$ 6,714,428

NOTE 6:   PROPERTY, EQUIPMENT, SOFTWARE, WEBSITE AND INTANGIBLE ASSETS, NET

"Property, equipment, software, website development costs, and intangible assets, net" at December 31, 2024 and 2023, consists of the following:

	December 31,	
	2024	2023
Software and website development costs	$ 10,765,369	$ 8,584,844
Furniture and fixtures	263,234	212,251
Computer equipment	174,341	169,645
Leasehold improvements	95,463	29,942
Office equipment	44,748	44,748
Domain names	30,000	30,000
Total property, equipment, software, website and intangible assets	11,373,155	9,071,430
Less: accumulated depreciation and amortization	(7,851,474)	(5,614,604)
Property, equipment, software, website and intangible assets, net	$ 3,521,681	$ 3,456,826

Depreciation and amortization expense on "Property, equipment, intangible assets, software, and website development costs, net" for the years ended December 31, 2024, and 2023 was $2,294,441 and $1,865,081, respectively. Amortization of software and website development costs is included as a component of "Development" and depreciation of property, equipment, and intangible assets is included as a component of "General and administrative" in the Consolidated Statements of Operations.

NOTE 7:   ACCOUNTS PAYABLE AND ACCRUED EXPENSES

"Accounts payable and accrued expenses" at December 31, 2024 and 2023, consists of the following:

	December 31,	
	2024	2023
Deferred loan origination fees	$ 3,979,794	$ 4,046,957
Accrued interest expense[1]	1,657,168	666,295
Trade accounts payable	1,352,821	573,747
Accrued employee compensation	434,848	231,362
Other	90,558	24,546
Accounts payable and accrued expenses	$ 7,515,189	$ 5,542,907

[1] "Accrued interest expense" includes interest related to corporate debt instruments as described in Note 8.

NOTE 8:   DEBT

2021 Subordinated Convertible Notes

From August 2021 to November 2021, the Company issued subordinated convertible notes (the "2021 Subordinated Convertible Notes") to Investors for total proceeds of $5,000,000. The 2021 Subordinated Convertible Notes bear interest at the rate of 12% per annum. The outstanding principal and all accrued but unpaid interest is due and payable on the earlier of August 31, 2023, or the consummation of a sale of the Company by consolidation, merger, change of majority ownership, or sale or other disposition of all or substantially all of the assets of the Company (the "Maturity Date"). In the event of a closing of a preferred stock financing with gross proceeds of at least $20,000,000 ("Qualified Preferred Financing") prior to the Maturity Date, the outstanding principal and all accrued but unpaid interest may be converted into shares of preferred stock issued in the financing at a price per share equal to 90% of the offering price per share in the Qualified Preferred Financing. At any time after six months after the issuance of a 2021 Subordinated Convertible Note, the investor may convert all or a portion of the outstanding principal and accrued interest into shares of common stock at 90% of the per share price of common stock at the time of conversion, as reasonably determined by the Board. Because of the contractual right of noteholders to convert their holdings to common stock at a discount to fair value, the Company determined that the 2021 Subordinated Convertible Notes contain a beneficial conversion feature. The Company recognized this beneficial conversion feature as a debt discount and component of additional paid-in capital at the in-the-money amount of approximately $555,556 at the time of issuance. The discount is being amortized to interest expense until the earlier of maturity or exercise of the conversion option. For the years ended December 31, 2024, and 2023, respectively, $0 and $142,636 was amortized to "Interest expense on corporate debt instruments" in the Consolidated Statements of Operations.

In 2022, certain holders of 2021 Subordinated Convertible Notes converted their holdings into common stock. Pursuant to these terms, Noteholders converted $1,261,170 in principal and approximately $81,410 in accrued interest into 48,394 shares of common stock at a conversion price of $27.74, a 10% discount to the per share price of common stock at the time of conversion.

In 2023, certain holders of the 2021 Subordinated Convertible Notes converted their holdings into common stock. Noteholders converted $180,330 in principal and approximately $32,880 in accrued interest into 5,877 shares of common stock at a conversion price of $39.51, a 10% discount to the per share price of common stock at the time of conversion.

In August 2023, the Company repaid the remaining principal of $3,558,500 and accrued but unpaid interest of $794,277 related to the notes related to the 2021 Subordinated Convertible Notes. Therefore, principal of $0 and $3,738,830 on the 2021 Subordinated Convertible Notes, net of an unamortized discount of $0 and $142,636, was outstanding as of December 31, 2024 and 2023, respectively. The interest expense related to the 2021 Subordinated Convertible Notes for the year ended December 31, 2024 and 2023, was $0 and $291,366, respectively, and included within "Interest expense on corporate debt instruments."

2023 Subordinated Convertible Notes

From August 2023 to December 2023, the Company issued subordinated convertible notes (the "2023 Subordinated Convertible Notes") to Investors for total proceeds of $7,631,595. The 2023 Subordinated Convertible Notes bear interest at the rate of 12.5% per annum. The outstanding principal and all accrued but unpaid interest is due and payable on the earlier of August 24, 2025, or the consummation of a sale of the Company by consolidation, merger, change of majority ownership, or sale or other disposition of all or substantially all of the assets of the Company (the "2023 Subordinated Convertible Notes Maturity Date"). In the event of a closing of a preferred stock financing with gross proceeds of at least $20,000,000 ("2023 Subordinated Convertible Notes Qualified Preferred Financing") prior to the 2023 Subordinated Convertible Notes Maturity Date, the outstanding principal and all accrued but unpaid interest may be converted into shares of preferred stock issued in the financing at a price per share equal to 90% of the offering price per share in the 2023 Subordinated Convertible Notes Qualified Preferred Financing. At any time after April 1, 2024, the investor may convert all or a portion of the outstanding principal and accrued interest into shares of common stock at 90% of the per share price of common stock at the time of conversion, as reasonably determined by the Board. Because of the contractual right of noteholders to convert their holdings to common stock at a discount to fair value, the Company determined that the 2023 Subordinated Convertible Notes contain a beneficial conversion feature. The Company recognized this beneficial conversion feature as a debt discount and component of additional paid-in capital at the in-the-money amount of approximately $847,955 at the time of issuance. Prior to the adoption of ASU 2020-06 on January 1, 2024, the discount was amortized to interest expense until the earlier of maturity or exercise of the conversion option, which resulted in $80,902 of amortization expense recognized within "Interest expense on corporate debt instruments" in the Consolidated Statements of Operations for the year ended December 31, 2023. The Company adopted ASU 2020-06 on January 1, 2024, using the modified retrospective transition method, recognizing a cumulative-effect adjustment to accumulated deficit as of that date. The comparative financial statements for 2023 remain unchanged.

The following table represents the 2023 Subordinated Convertible notes as of and for the years ended December 31, 2024, and 2023.

		December 31,		
		2024		2023
2023 Subordinated Convertible notes				
Unpaid Principal Balance	$	7,631,595	$	7,631,595
Unamortized Debt Discount		-		(767,053)
Carrying balance	$	7,631,595	$	6,864,542
Interest expense on corporate debt instruments	$	956,563	$	177,097
Accrued interest on 2023 Subordinated Convertible notes	$	1,133,660	$	177,097

2023 Mezzanine Subordinated Convertible Notes

From August 2023 to December 2023, the Company issued mezzanine subordinated convertible notes (the "2023 Mezzanine Convertible Notes") to Investors for total proceeds of $2,297,974. The 2023 Mezzanine Convertible Notes bear interest at the rate of 10.5% per annum. The outstanding principal and all accrued but unpaid interest is due and payable in 19 equal quarterly installments beginning on April 1, 2024 and thereafter on the first day following the end of each fiscal quarter, such that the 2023 Mezzanine Convertible Notes shall be repaid the earlier of October 1, 2028, or the consummation of a sale of the Company by consolidation, merger, change of majority ownership, or sale or other disposition of all or substantially all of the assets of the Company (the "2023 Mezzanine Subordinated Convertible Notes Maturity Date"). In the event of a closing of a preferred stock financing with gross proceeds of at least $20,000,000 ("2023 Mezzanine Subordinated Convertible Notes Qualified Preferred Financing") prior to the 2023 Mezzanine Subordinated Convertible Notes Maturity Date, the outstanding principal and all accrued but unpaid interest may be converted into shares of preferred stock issued in the financing at a price per share equal to 90% of the offering price per share in the Qualified Preferred Financing. At any time prior to April 1, 2024, the investor may convert all or a portion of the outstanding principal and accrued interest into shares of common stock at 90% of the per share price of common stock at the time of conversion, as reasonably determined by the Board. Because of the contractual right of noteholders to convert their holdings to common stock at a discount to fair value, the Company determined that the 2023 Mezzanine Convertible Notes contain a beneficial conversion feature. The Company recognized this beneficial conversion feature as a debt discount and component of additional paid-in capital at the in-the-money amount of approximately $255,330 at the time of issuance. Prior to the adoption of ASU 2020-06 on January 1, 2024, the discount was amortized to interest expense until the earlier of maturity or exercise of the conversion option, which resulted in $11,635 of amortization expense recognized within "Interest expense on corporate debt instruments" in the Consolidated Statements of Operations for the year ended December 31, 2023. The Company adopted ASU 2020-06 on January 1, 2024, using the modified retrospective transition method, recognizing a cumulative-effect adjustment to accumulated deficit as of that date. The comparative financial statements for 2023 remain unchanged. The following table represents the Mezzanine Subordinated Convertible notes as of and for the years ended December 31, 2024, and 2023.

In January 2024, certain holders of Mezzanine Subordinated Convertible notes elected to convert $245,256 of principal, and $8,310 of interest into 6,414 shares of the Company's common stock.

		December 31,		
		2024		2023
2023 Mezzanine Subordinated Convertible notes				
Unpaid Principal Balance – current	$	378,436	$	2,297,974
Unpaid Principal Balance – noncurrent		1,416,727		-
Unamortized Debt Discount		-		(243,696)
Carrying balance	$	1,795,163	$	2,054,278
Interest expense on corporate debt instruments	$	224,783	$	54,265
Accrued interest on 2023 Mezzanine Subordinated Convertible Notes	$	106,939	$	54,265

Groundfloor Notes

During the years ended December 31, 2024, and 2023, the Company entered into various secured promissory notes, (the "Groundfloor Notes"), with Investors. The Groundfloor Notes are used by the Company to originate, buy, and service loans for the purpose of building, buying, or rehabilitating single family and multifamily structures, or buying land, for commercial purposes. The Groundfloor Notes are issued and secured by the assets of Groundfloor Real Estate 2 LLC, a wholly owned subsidiary of Groundfloor Finance, Inc. As collateral security for Groundfloor Notes, the Company granted first priority security interest in all the loan assets of Groundfloor Real Estate 2 LLC to the Investors in Groundfloor Notes, subject to certain exceptions. The following table describes the terms and amounts of Groundfloor Notes offered as of and for the years ended December 31, 2024 and 2023:

	December 31,			
	2024		2023	
Groundfloor Notes				
Number of notes issued		28		56
Stated interest rate		1.0% - 11.5%		2.5% - 12.5%
Term		30 days – 24 months		30 days – 24 months
Principal outstanding – Short term	$	6,922,900	$	32,080,873
Principal outstanding – Long term	$	8,587,700	$	6,922,900
Interest expense recognized for the year	$	2,469,169	$	3,249,511
Accrued interest as of December 31	$	3,242	$	3,149

Stairs Notes

During the years ended December 31, 2024, and 2023, the Company entered into various secured promissory notes, (the "Stairs Notes"), with Investors. The Stairs Notes are issued and secured by the assets of Groundfloor Yield LLC, a wholly owned subsidiary of Groundfloor Finance, Inc. Investors in Stairs Notes do not directly invest in Loans held by the Company; rather, the Stairs Notes are general obligations of the Company, and the proceeds thereof will be used primarily to originate, buy, and service loans for the purpose of building, buying, or rehabilitating single family and multifamily structures, or buying land, for commercial purposes. As collateral security for Stairs Notes, the Company granted first priority security interest in all the loan assets of its wholly owned subsidiary, Groundfloor Yield LLC, subject to certain exceptions. The following table describes the terms and amounts of Stairs Notes offered as of and for the years ended December 31, 2024 and 2023:

	December 31,			
	2024		2023	
Stairs Notes				
Number of notes issued		106		733
Stated interest rate		4.0% - 10.25%		4.0% - 7.25%
Term		30 days – 24 months		5 days – 24 months
Principal outstanding – short term	$	95,249,577	$	76,500,029
Principal outstanding – long term	$	2,696,000	$	16,104,000
Interest expense recognized for the year	$	8,172,819	$	4,582,337
Accrued interest as of December 31	$	419,108	$	183,781

NOTE 9:   BOND OFFERING

In December 2024, the Company completed the issuance of $57,986,000 Class A mortgage-backed notes ("Class A Notes") through a newly created entity, Groundfloor Mortgage Trust ("Issuer"). The Class A Notes have a stated maturity date of December 2027 and are secured by the underlying Loans of the Issuer. The interest rate on the Class A Notes is 7.387% and payments on the Class A Notes are made on the 25th of each month beginning in January 2025. The stated final payment date of the Notes will be in December 2027.

The Company holds the responsibility to repay the Class A Note holders. The Company will collect repayments on loans that are collateral of the Class A Notes and remit those repayments to the Issuer. The underlying loans have maturity dates through October 2025. The net proceeds from the sale of loans to Issuer and the loan repayments make up the restricted cash balance of approximately $7,380,991 as of December 31, 2024.

We recognized $1,570,404 of debt offering costs, which have been deferred and will be amortized over the term of the Class A Notes.

NOTE 10: STOCKHOLDERS' EQUITY (DEFICIT)

Capital Structure

Authorized Shares - As of December 31, 2024, the Company is authorized to issue 30,000,000 shares of no par value common stock and 20,000,000 shares of no par value preferred stock. The preferred stock has been designated as Series B-2 Preferred Stock (the "Series B-2), consisting of 243,348 shares, Series B Preferred Stock (the "Series B"), consisting of 441,940 shares, Series A Preferred Stock (the "Series A"), consisting of 747,373 shares, Series Seed Preferred Stock (the "Series Seed"), consisting of 568,796 shares, Series B-3 Preferred Stock (the "Series B-3"), consisting of 230,000 shares, (collectively, "Preferred Stock").

Common Stock Transactions

In 2023, the Company launched an offering of its common stock (the "2023 Common Stock Offering") limited to existing shareholders. The Company offered shares of common stock at $43.90 per share, with a minimum investment of $439, or 10 shares of common stock. As a result of the offering, the Company received gross proceeds of approximately $1,288,000 in exchange for the issuance of 29,348 shares of common stock.

Preferred Stock Transactions

Series B-3

In January 2023, the Company received gross proceeds of $4,570 in exchange for the issuance of 104 shares of Series B-3 Preferred Stock.

In January 2024, the Company launched an offering of its B-3 Preferred Stock (the "2024 B-3 Preferred Stock Offering") on its platform, limited to existing shareholders. The Company offered shares of its B-3 Preferred Stock at $46 per share. As a result of the offering the Company received gross proceeds of $667,138 in exchange for the issuance of 15,413 shares of Series B-3 Preferred Stock.

From September to December 2024, the Company launched and offering of its B-3 Preferred Stock (the "Republic Offering") offering shares under Regulation CF, using a third party, Republic, to facilitate the offering. The Company offered shares of its B-3 Preferred Stock at $50 per share. As a result, the company received gross proceeds of $1,147,425, less offering costs of $111,191, in exchange for the issuance of 24,638 shares of Series B-3 Preferred Stock.

The following is a summary of the rights and privileges of the Preferred Stockholders as of December 31, 2024, and 2023.

Voting - The holders of Preferred Stock are entitled to one vote for each share of common stock into which the preferred shares are convertible.

Liquidation - Upon any liquidation, dissolution, or winding up of the Company, the holders of Series B-2 shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders before any payment shall be made to the holders of Series B, Series A, Series Seed, Series B-3 or common stock, an amount per share equal to the greater of: i) the Series A original issue price of $30.82 per share, plus any dividends declared but unpaid, and ii) such amount per share as would have been payable had all shares of Series B-2 been converted into common stock immediately prior to such liquidation, dissolution, or winding up. If the available assets are insufficient to pay the holders of shares of Series B-2 the full amount to which they shall be entitled, then all of the available assets shall be distributed to the holders of the Series B-2 pro rata in accordance with their ownership thereof.

After payment in full of the Series B-2 preference amount, the Series B stockholders are entitled to a liquidation preference equal to the greater of: i) the Series B original issue price of $18.23 per share, plus any dividends declared but unpaid, or ii) such amount per share as would have been payable had all shares of Series B been converted into common stock immediately prior to such liquidation, dissolution, or winding up. If the available assets are insufficient to pay the holders of shares of Series B the full amount to which they shall be entitled, then all of the available assets shall be distributed to the holders of the Series B pro rata in accordance with their ownership thereof.

After payment in full of the Series B preference amount, the Series A stockholders are entitled to a liquidation preference equal to the greater of: i) the Series A original issue price of $6.69 per share, plus any dividends declared but unpaid, or ii) such amount per share as would have been payable had all shares of Series A been converted into common stock immediately prior to such liquidation, dissolution, or winding up. If the available assets are insufficient to pay the holders of shares of Series A the full amount to which they shall be entitled, then all of the available assets shall be distributed to the holders of the Series A pro rata in accordance with their ownership thereof.

After payment in full of the Series A preference amount, the Series Seed stockholders are entitled to a liquidation preference equal to the greater of: i) the Series Seed original issue price of $5.205 per share, plus any dividends declared but unpaid, or ii) such amount per share as would have been payable had all shares of Series Seed been converted into common stock immediately prior to such liquidation, dissolution, or winding up. If the available assets are insufficient to pay the holders of shares of Series Seed the full amount to which they shall be entitled, then all of the available assets shall be distributed to the holders of the Series Seed pro rata in accordance with their ownership thereof.

After payment in full of the Series Seed preference amount, the Series B-3 stockholders are entitled to a liquidation preference equal to the greater of: i) the Series B-3 original issue price of $43.90 per share, plus any dividends declared but unpaid, or ii) such amount per share as would have been payable had all shares of Series B-3 been converted into common stock immediately prior to such liquidation, dissolution, or winding up. If the available assets are insufficient to pay the holders of shares of Series B-3 the full amount to which they shall be entitled, then all of the available assets shall be distributed to the holders of the Series B-3 pro rata in accordance with their ownership thereof.

Any assets remaining after such preferential distribution shall be distributed to holders of the common stock.

Conversion - Shares of Preferred Stock are convertible into shares of common stock at the option of the holder at any time. The number of common stock shares for Preferred Stock can be determined by dividing the original issue price by the then-effective conversion price.

Mandatory Conversion - All outstanding shares of Preferred Stock shall automatically be converted into shares of common stock upon the closing of the sales of shares of common stock to the public, with gross proceeds to the Company of at least $20,000,000. All outstanding shares of Series B-2, Series B, Series A, Series Seed, and Series B-3 Stock shall automatically be converted into shares of common stock by the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least a majority of the then outstanding shares of Series B-2, Series B, Series A, Series Seed, and Series B-3 Stock, respectively, each voting as a single class.

Dividends - All dividends shall be declared pro rata on the common stock and Preferred Stock on a pari passu basis according to the numbers of common stock held by such holders on an as converted basis.

NOTE 11:   STOCK OPTIONS AND WARRANTS

Stock Options

The Company adopted the 2013 Stock Option Plan ("2013 Plan") in August 2013 and subsequently amended it in January 2022 ("Amended Plan"). The Amended Plan provides incentives to eligible employees, officers, and directors in the form of incentive stock options, non-qualified stock options, and restricted stock awards. The Company has reserved a total of 950,000 shares of common stock for issuance pursuant to the Amended Plan. The plan expired and was not further amended.

In February of 2024, the Company adopted the 2024 Stock Option Plan ("2024 Plan"). The 2024 Plan provides incentives to eligible employees, officers, and directors in the form of incentive stock options, non-qualified stock options, and restricted stock awards. The Company has reserved a total of 638,584 shares of common stock for issuance pursuant to the 2024 Plan. As of December 31, 2024, 227,902 shares of the Company's common stock remained available for future issuance under the 2024 Plan.

The Board of Directors has the authority to administer the Plan and determine, among other things, the interpretation of any provisions of the Plan, the eligible employees who are granted options, the number of options that may be granted, vesting schedules, and option exercise prices. The Company's stock options have a contractual life not to exceed ten years. The Company issues new shares of common stock upon exercise of stock options. Due to limited historical data, the Company estimates stock price volatility based on the actual volatility of comparable publicly traded companies over the expected life of the option. The expected term represents the average time that options that vest are expected to be outstanding. The expected term for options granted to non-employees is the contractual life. The risk-free rate is based on the United States Treasury yield curve for the expected life of the option.

Management used the Black-Scholes-Merton option pricing model to determine the fair value of options issued during the years ended December 31, 2024, and 2023.

The assumptions used to calculate the fair value of stock options granted are as follows:

For the Year Ended December 31, 2024		Non-Employees		Employees
Estimated dividend yield		- %		- %
Expected stock price volatility		55%		50%
Risk-free interest rate		4.29%		4.00% - 4.54%
Expected life of options (in years)		10		6.25
Weighted-average fair value per share	$	34.71	$	25.90

For the Year Ended December 31, 2023		Employees
Estimated dividend yield		- %
Expected stock price volatility		50.0%
Risk-free interest rate		3.6 – 4.8%
Expected life of options (in years)		6.25
Weighted-average fair value per share	$	25.14

The following summarizes the stock option activity for the years ended December 31, 2024, and 2023:

	Shares		Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term		Aggregate Intrinsic Value
Outstanding as of December 31, 2022	729,465	$	15.13	7.1	$	20,985,000
Exercised	(13,012)		2.52			
Terminated	(65,935)		20.17			
Granted	51,240		39.43			
Outstanding as of December 31, 2023	701,758		17.71	6.3	$	19,051,000
Exercised	(46,843)		1.17			
Terminated	(74,230)		19.27			
Granted	34,650		40.32			
Outstanding as of December 31, 2024	615,335	$	19.39	5.9	$	18,753,000
Exercisable as of December 31, 2024	477,903	$	15.81	5.5	$	16,332,000
Expected to vest after December 31, 2024	137,432	$	26.10	7.4	$	2,541,000

As of December 31, 2024, there was approximately $1,954,600 of total unrecognized compensation cost related to stock option arrangements granted under the Plan. That cost is expected to be recognized over a weighted-average period of 2.2 years. The total intrinsic value of stock option awards exercised was approximately $2,010,893 during the fiscal year ended December 31, 2024.

The Company recorded approximately $41,434 and $61,642 in non-employee and $1,091,867 and $569,259 in employee share-based compensation expense during 2024 and 2023, respectively.

Performance-Based Grants

During 2021, the Company granted performance-based awards to employees that entitled the recipients to earn up to 162,500 shares, if certain performance criteria are achieved over a three-year period. The actual number of shares to be issued will be determined by when performance criteria are met during the three-year period. The performance-based awards granted are based upon the Company's ability to achieve certain investor customer acquisition targets. Performance based awards are recognized as compensation expense based on fair value on date of grant, the number of shares management ultimately expects to vest and the vesting period. As of December 31, 2024 there are 30,881 eligible performance-based awards, which are expected to be exercised by management and are included as granted in the option activity table above.

The grant date fair value of the options was calculated using the Black-Scholes-Morton pricing model, resulting in a total grant date fair value of approximately $502,800, or $9.28 per option.

During the years ended December 31, 2024 and 2023, the Company recognized $102,000 and $126,000 in share based compensation expense for performance awards, respectively. The total unrecognized compensation cost related to performance awards was $74,000 and $177,000 at December 31, 2024, and 2023, respectively, and the weighted-average period over which this expense will be recognized is 0.5 years.

Equity Incentive Plan

In February 2022, the Company issued stock options to certain employees, which contained an early-exercise provision, whereby the options were exercisable immediately by the holder upon issuance. Pursuant to the terms of the stock-option agreement, certain of the employees elected to participate in the early exercise option to purchase shares of the Company's common stock. The Company issued 224,000 shares of common stock, at a per share price of $19.20, to the employees who elected to participate in the early exercise.

Shares of common stock issued upon the early exercise of options are not considered outstanding, for accounting purposes, as the grantee is not yet entitled to the rewards of share ownership. As such, the shares of common stock resulting from the early exercise are not shown as outstanding on the face of the Company's Consolidated Balance Sheet and are excluded from earnings (loss) per share until the satisfaction of the vesting conditions have been met.

The shares of common stock were purchased by each employee in exchange for a promissory note (the "Note"), which accrues interest at the rate of 1.4% per annum and is partially collateralized by the assets of the employee (the notes are 50% recourse and 50% non-recourse). Although the promissory note was issued as partially recourse, the Note must be accounted for as non-recourse in its entirety as the recourse provisions of the Note are not aligned with a corresponding percentage of the underlying shares.

Accordingly, the Company has accounted for the combination of the issuance of promissory notes to employees in exchange for shares of common stock as a stock option for accounting purposes, as the substance is similar to the grant of an option. While the shares of common stock purchased by the employees in exchange for a promissory note are considered legally issued, the shares are not deemed, for accounting purposes, outstanding until all of the options are fully vested and the outstanding principal and accrued interest due on the note is repaid in full.

The grant date fair value of the options was calculated using the Black-Scholes-Morton pricing model, resulting in a total grant date fair value of approximately $2,270,000, or $9.38 per option.

During the years ended December 31, 2024 and 2023, 70,667 and 71,500 of the remaining outstanding shares vested and the Company recognized $661,311 and $669,245 of share-based compensation expense related to these options, respectively.

No shares were exercised during the year ended December 31, 2024.

During the year ended December 31, 2023, 5,333 shares were forfeited and 4,287 shares were exercised as a noncash exercise. This exercise is presented as an increase to "Common Stock" as of December 31, 2023.

At December 31, 2024, the unrecognized stock-based compensation cost related to the unvested shares was approximately $90,020, which will be recognized over a weighted-average remaining vesting period of 0.2 years.

Restricted Stock

In October 2021, an employee purchased 34,720 shares of common stock (the "Restricted Stock") at a purchase price of $19.20, under the terms of a restricted common stock purchase agreement. These shares were purchased in exchange for a promissory note (the "Promissory Note") equal to $666,624. The Restricted Stock issuance vests in equal installments every three-months after the Initial Vesting Commencement Date, subject to the employee's continuous service with the Company. The Company may repurchase all of the unvested shares following the employee's termination at the original purchase price. The Promissory Note accrue interest at the rate of 0.86% per annum and are repayable at the earlier of (a) October 15, 2025; (b) the occurrence of SOX compliance issues; or (c) the occurrence of a change of control. The Promissory Note is fully collateralized by the 34,720 shares purchased by the employee per the restricted common stock purchase agreement.

The Promissory Note issued by the Company is stated as a full-recourse note however management has accounted for the Promissory Note as a non-recourse since note is forgiven in 1/5th installments at the yearly anniversary of employment and the amount of the note is aligned with a corresponding percentage of the underlying shares. Accordingly, the non-recourse note received by the Company as consideration for the issuance of the restricted stock has been considered a stock option for accounting purposes as the substance is similar to the grant of an option. The exercise price is the principal due on the note. The stated interest rate of the Promissory Note is reflected as the dividend yield. The fair value of the award is recognized over the requisite service period (not the term of the Promissory Note) through a charge to compensation cost. The maturity date of the Promissory Notes reflects the legal term for purposes of valuing the award.

The grant date fair value of the Restricted Stock was calculated using the Black-Scholes-Morton pricing model, resulting in a total grant date fair value of approximately $325,700, or $9.38 per option.

During the years ended December 31, 2024 and 2023, 8,680 shares of Restricted Stock vested and $133,333 of the Promissory Note was forgiven. The forgiveness of the Promissory Note resulted in a fair value remeasurement of the Restricted Stock issuance.

At remeasurement during the year-ended December 31, 2023, the grant date fair value of the Restricted Stock was calculated using the Black-Scholes-Morton pricing model with the following assumptions: (i) a stock price of $43.90 per share, (ii) an exercise price $19.20 per share, (iii) an estimated risk-free interest rate of 4.8%, (iv) a weighted average estimated term of 4.75 years, (v) volatility of 50%, and (vi) dividend yield of 0%. These assumptions resulted in a total grant date fair value of approximately $643,500, or $30.89 per option.

At remeasurement during the year ended December 31, 2024, the grant date fair value of the Restricted Stock was calculated using the Black-Scholes-Morton pricing model with the following assumptions: (i) a stock price of $50 per share, (ii) an exercise price $19.20 per share, (iii) an estimated risk-free interest rate of 3.89%, (iv) a weighted average estimated term of 6.25 years, (v) volatility of 50%, and (vi) dividend yield of 0%. These assumptions resulted in a total grant date fair value of approximately $369,582, or $26.61 per option.

During the years ended December 31, 2024 and 2023, Stock-based compensation expense of $305,000 and $298,500 was recognized for Restricted Stock awards, respectively. There is no remaining unrecognized compensation cost related to the Restricted Stock awards as of December 31, 2024.

In November 2024, the employee terminated their relationship with the Company. The Company agreed to forgive $99,994 of the remainder of the promissory note, and repurchased 8,680 shares to settle the remaining $166,656 on the promissory note

Warrants

The Company has 62,324 and 62,324 warrants issued and outstanding, for the purchase of common stock, at December 31, 2024 and 2023, respectively. The Company recognized expense of $0 and $0 related to amortization of warrant discounts for the years ended December 31, 2024, and 2023, respectively.

NOTE 12:   INCOME TAXES

The Company has incurred net operating losses since inception. Due to the Company's history of losses, there is not enough evidence at this time to support the conclusion that it will generate future income of a sufficient amount and nature to utilize the benefits of the Company's net deferred tax assets. Accordingly, the Company fully reduced its net deferred tax assets by a valuation allowance, since it has been determined that it is more likely than not that all of the deferred tax assets will not be realized.

On December 22, 2017, the United States enacted new tax reform legislation which reduced the corporate tax rate to 21% effective for the tax year beginning January 1, 2018. Under Accounting Standards Codification 740, the effects of new tax legislation are recognized in the period which includes the enactment date. As a result, the deferred tax assets and liabilities existing on the enactment date must be revalued to reflect the rate at which these deferred balances will reverse. The corresponding adjustment would generally affect the income tax expense (benefit) shown on the Consolidated Statements of Operations. However, since the Company has a full valuation allowance applied against its deferred tax asset, there is no impact to the income tax expense for the year ended December 31, 2022.

For tax years beginning on or after January 1, 2022, the Tax Act eliminates the option to currently deduct research and development expenses and requires taxpayers to capitalize and amortize them over five years for research activities performed in the United States and 15 years for research activities performed outside the United States pursuant to Section 174 of the Code. For the year ended December 31, 2024 and 2023, the Company has capitalized $6.07 million and $6.87 million of research and development expenses, respectively. This has resulted in an increase in the DTA associated with capitalized research and development expense by $0.45 million and $0.19 million as of December 31, 2024, and 2023, respectively.

The Company has evaluated the applicability of Section 163(j) of the Code and determined that for the year ended December 31, 2024, the Company is subject to limitations on the deductibility of interest expense. The disallowed interest expense is carried forward and can be used to offset taxable income in future years, subject to the Section 163(j) limitation in those years. The disallowed interest expense resulted in a temporary difference, and the Company recognized a DTA related to the potential future benefit of the carryforward.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the Company's deferred income tax assets and liabilities as of December 31, 2024, and 2023, are as follows:

| | December 31, | |
	2024	2023
Deferred income tax assets and liabilities:		
Net operating loss carryforwards	$ 9,107,000	$ 7,593,000
Capitalized research and development expense	2,112,000	1,667,000
Research and development credit carryforward	1,414,000	1,052,000
Share-based compensation	844,000	641,000
Depreciation and amortization	(2,000)	117,000
Accrued expenses	-	38,000
Operating lease liabilities	299,000	-
Right-of-use assets	(274,000)	-
Disallowed interest expense carryforward	642,000	-
Valuation allowance	(14,142,000)	(11,108,000)
	$ -	$ -

The Company has established a valuation allowance against its deferred tax assets due to the uncertainty surrounding the realization of such asset. The valuation allowance increased by $3,034,000 and $1,449,000 during the years ended December 31, 2024, and 2023, respectively.

As of December 31, 2024, the Company has federal and state net operating loss carryforwards of approximately $35,120,000 available to offset future federal and state taxable income, which begin to expire in 2029. In general, a corporation's ability to utilize its NOL and research and development credit carryforwards may be substantially limited due to the ownership change limitations as required by Section 382 and 383 of the Internal Revenue Code of 1986, as amended (Code), as well as similar state provisions. The federal and state Section 382 and 383 limitations may limit the use of a portion of the Company's domestic NOL and tax credit carryforwards. Further, a portion of the carryforwards may expire before being applied to reduce future income tax liabilities.

Income taxes computed at the statutory federal income tax rate are reconciled to the provision for income tax expense for 2024 and 2023 as follows:

	2024		2023	
	Amount	% of Pre-Tax Earnings	Amount	% of Pre-Tax Earnings
Income tax expense (benefit) at statutory rate	$(3,013,000)	(21.0)%	$ (950,000)	(21.0)%
State taxes (net of federal benefit)	(652,000)	(4.5)%	(206,000)	(4.5)%
Non-deductible expenses	296,000	2.1%	256,000	5.7%
True-up adjustment for deferred items	335,000	2.3%	(549,000)	(12.1)%
Change in valuation allowance	3,034,000	21.1%	1,449,000	32.0%
Provision for income tax expense	$ -	- %	$ -	-%

The Company recognizes interest and penalties related to uncertain tax positions in the provision for income taxes. As of December 31, 2024, and 2023, the Company had no accrual related to uncertain tax positions.

NOTE 13: RELATED PARTY TRANSACTIONS

Moma Walnut, LLC

In June 2019, the Company extended a fully collateralized loan to Moma Walnut, LLC, an entity that is owned and operated by a former director of the Company. The loan has a principal amount of $400,000, bears interest at a stated rate of 5% per annum, and was initially due within 30 days. Terms were subsequently modified in August 2019 to increase the interest rate to 13% per annum and extend the maturity date to August 11, 2020. In September 2020, the terms were again amended to retroactively change the interest rate to 10% per annum and to require monthly interest payments. As of December 31, 2024, and 2023, the related party loan receivable and accrued interest thereon are presented in the Consolidated Balance Sheets as a component of "Other current assets" in the amount of $303,333 and $303,333, respectively.

Groundfloor Land SPE I

In November 2024, the Company provided funds of $1,000,000 on behalf of Groundfloor Land SPE I. This amount is fully reimbursable by Groundfloor Land SPE I, and is expected to be reimbursed in the second quarter of 2025. The funds accrue no interest, and are presented in the Consolidated Balance Sheets as a component of "Other current assets" in the amount of $1,000,000 and $0, respectively.

NOTE 14: COMMITMENTS AND CONTINGENCIES

The Company has a noncancelable operating lease agreement for office space. The lease contains a renewal option within 67 months of the commencement date of April 2024. Prior to this, the Company had a short term lease for office space that ended in April 2024.

In 2023 the Company entered into a new lease, effective April 1, 2024. At the time of lease inception, the Company recognized a Right-of-use ("ROU") asset of $1,197,159 and lease liability of $1,205,466 with an incremental borrowing rate of 11% and weighted average remaining lease period of 5.3 years. The ROU asset and lease liability are included within "Other Assets" and "Other Liabilities," respectively, in our Condensed Consolidated Balance Sheet.

Rent expense for operating lease, which has escalating rents over the term of the lease, is recorded on a straight-line basis over the minimum lease terms. Rent expense under the operating lease, and previous short-term lease was approximately $362,479 and $420,742 as a component of "General and administrative" in the Consolidated Statements of Operations for the years ended December 31, 2024, and 2023, respectively.

Supplemental cash flow and noncash information related to our operating leases were as follows for the years indicated.

	Year Ended December 31, 2024
Cash paid for amounts included in the measurement of operating lease liabilities	
Operating cash flows from operating leases	$ 1,529,521
Noncash operating lease ROU assets obtained in exchange for operating lease liabilities	
Resulting from new or modified leases	$ 1,197,159

Supplemental balance sheet information related to our operating leases was as follows as of the dates indicated.

	Year Ended December 31, 2024
Operating lease ROU assets	$ 1,071,329
Operating lease liabilities	1,171,148
Weighted average remaining lease term (in years)	4.8
Weighted average discount rate	11%

The following table provides a reconciliation of the total undiscounted cash flows related to our future lease obligations recorded in other liabilities in the Consolidated Balance Sheets in accordance with ASC 842.

	December 31, 2024
2025	$ 239,319
2026	301,795
2027	339,333
2028	349,508
2029	299,567
Total lease payments	$ 1,529,522
Less: imputed interest	(358,074)
Operating lease liabilities	$ 1,171,148

The Company is subject to legal proceedings which arise in the ordinary course of business. In the opinion of the Company, the resolution of these matters will not have a material adverse impact on the Company's consolidated financial position or results of operations.

NOTE 15:   SUBSEQUENT EVENTS

Subsequent events were evaluated through March 28, 2025, the date the Consolidated Financial Statements were available to be issued. Based on this evaluation, it was determined that subsequent events have occurred that require disclosure in the consolidated financial statements.

In January 2025, the company issued $5,000,000 of 2025 Subordinated Convertible notes, making monthly interest payments, with principal due in full June 2026.